(“Great Basin Gold” or the “Company”)

ANNUAL INFORMATION FORM
for the year ended December 31, 2010

This Annual Information Form (“AIF”) is as of March 27, 2011

– 2 –	Annual Information Form

ITEM 2 TABLE OF CONTENTS

LIST OF FIGURES

– 3–	Annual Information Form

LIST OF TABLES

TABLE 1:	DRILLING CONDUCTED BY GREAT BASIN GOLD – BURNSTONE PROPERTY	21

TABLE 2:	MEASURED AND INDICATED RESOURCES 2011 BURNSTONE REPORT.	23

TABLE 3:	SUMMARY OF THE INFERRED RESOURCES AT VARIOUS CUT-OFF GRADES 2011 BURNSTONE REPORT	24

TABLE 4:	SUMMARY OF THE BURNSTONE PROPERTY DILUTED RESERVE ESTIMATE AT A 350 CM G/T GOLD CONTENT CUT-OFF.	25

TABLE 5:	SUMMARY OF BURNSTONE PROPERTY DRILLING PHASES 2003-2010.	25

TABLE 6:	FINANCIAL ANALYSIS ASSUMPTIONS – BURNSTONE.	33

TABLE 7:	CASH COST PER OUNCE (US$) – BURNSTONE	33

TABLE 8:	BURNSTONE MINE – 2009 AND 2011 PROJECT CAPITAL COST.	34

TABLE 9:	LOM CAPITAL COST ESTIMATES – BURNSTONE	34

TABLE 10:	FINANCIAL ANALYSIS – BURNSTONE.	34

TABLE 11:	GOLD PRICE SENSITIVITY – 2011 BURNSTONE REPORT	35

TABLE 12:	REMAINING PROJECT CAPITAL – 2011 BURNSTONE REPORT (US$ MILLION)	35

TABLE 13:	SHOWING THE STOPE LOCALITY, CHANNEL SAMPLE RESULTS AND BLANKET ZONE TARGETS.	43

TABLE 14:	SUMMARY OF IN SITU MINERAL RESOURCES ESTIMATE BY GOLD GRADE CUT OFF (AUGUST 2010).	47

TABLE 15:	SUMMARY OF HOLLISTER PROPERTY INFERRED MINERAL RESOURCES (AUGUST 2010).	48

TABLE 16:	RECONCILIATION BETWEEN THE JANUARY 2009 AND JANUARY 2011 RESERVE ESTIMATES WITHOUT APPLYING THE CALL FACTORS AT A CUT-OFF GRADE OF 0.25 OZ/ST AND TAKING DEPLETION INTO ACCOUNT	48

TABLE 17:	SUMMARY OF THE HOLLISTER PROPERTY MINERAL RESERVE ESTIMATES AT A 8.57 G/T (0.25 OZ/ST)(JANUARY 2011).	49

TABLE 18:	SUMMARY OF THE TRIAL STOPING AND MILLING RESULTS	50

TABLE 19:	ORE SALES AND TOLL MILLING AGREEMENTS	51

TABLE 20:	ECONOMIC ASSUMPTIONS.	52

TABLE 21:	FINANCIAL ANALYSIS (AFTER-TAX).	53

TABLE 22:	SENSITIVITY ANALYSIS USING DIFFERENT AU PRICES	53

TABLE 23:	CAPITAL COST ESTIMATES – HOLLISTER PROPERTY.	53

TABLE 24:	CASH COST ESTIMATES – HOLLISTER PROPERTY.	54

TABLE 25:	SHARE CAPITAL STRUCTURE.	73

TABLE 26:	TRADING PRICES.	74

TABLE 27:	DIRECTORS	77

TABLE 28:	BOARD COMMITTEES.	78

TABLE 29:	PRINCIPAL ACCOUNTANT FEES.	90

TABLE 30:	CONTRACTUAL OBLIGATIONS.	91

– 4–	Annual Information Form

PRELIMINARY NOTES

          This AIF includes certain statements that may be deemed “forward-looking statements” and forward looking information. This AIF will be the basis of certain United States securities filings. Accordingly we advise that these forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements or information. Although the Company believes the expectations expressed in such forward-looking statements or information are based on reasonable assumptions, such statements or information are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements or information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for gold and silver, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business, or governmental conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements or information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Canadian Disclosure Regarding Mineral Properties

          Readers should be aware that the disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

          This AIF includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued immediately in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF in connection with the Burnstone Property may be calculated differently under SEC standards and none of the reserves assigned to the Hollister Property herein would qualify as ore reserves under SEC standards.

          In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this AIF is economically or legally mineable.

– 5–	Annual Information Form

          In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a resource as in place tonnage and grade without reference to unit measures.

          For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Canadian Generally Accepted Accounting Principles

          Prospective United States investors should be aware that the financial information contained in this AIF or incorporated by reference herein has been prepared in accordance with accounting principles generally accepted in Canada and (where audited) have been subjected to Canadian auditing and Canadian auditor independence standards. Accordingly, the Company’s financial statements may not be comparable to financial statements of United States companies prepared in accordance with U.S. generally accepted accounting principles.

          Canadian public companies will be required to prepare financial statements in accordance with

          International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company has adopted IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and will provide comparative data on an IFRS basis as required.

          The IFRS conversion project consists of four phases: diagnostic; design and planning; implementation; and post implementation. The Company has completed the diagnostic, design and planning and implementation phases. The major variances identified and adjusted include the valuation of compound financial instruments, accounting for property, plant and equipment, the effects of changes in foreign currency exchange rates and alternatives available under IFRS 1 – First Time Adoption of IFRS. The conversion to IFRS has had a relatively low impact on the financial record keeping, internal control and financial disclosure of the Company due to the historical exploration and project development nature of the Company’s business. Accounting systems have been assessed and re-configured to ensure accurate reporting under IFRS, both internally and externally. The Company’s key financial staff have been trained in IFRS and the majority of them have been exposed to reporting under IFRS for more five years or more. The adoption of IFRS principles is not expected to have a material affect on the manner in which the Company reports its accounts.

– 6–	Annual Information Form

Incorporation of Continuous Disclosure Documents by Reference

          In this AIF, the “Company”, “we”, “us”, “GBG” or “Great basin Gold Gold” refers to Great Basin Gold Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

         See also our audited consolidated financial statements for the fiscal years ended December 31, 2009, and 2010 together with the auditor’s reports thereon, interim consolidated financial statements, reconciliations to US generally accepted accounting principles, proxy circulars, news releases and other continuous disclosure documents. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

          The foregoing documents have been filed publicly by Great Basin Gold, paper copies of which are available on request from the offices of Great Basin Gold or on the SEDAR website indicated above.

Currency and Metric Equivalents

          All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated.

          Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= troy ounces
tonnes	1.102	= short tons (2,000 lbs)
grams/tonne	0.029	= troy ounces/ton

          Currency conversions used herein are based on December 31, 2010, published by the Bank of Canada as follows: $1 US = $0.996 CDN.

          The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into US dollars.

– 7–	Annual Information Form

	Years Ended December 31
	2010	2009	2008
Rate at end of period	1.005	0.9515	0.8166
Average rate for period	0.970	0.8760	0.9381
High for period	1.005	0.9716	1.0289
Low for period	0.927	0.7692	0.7711

          The following table sets forth (i) the rate of exchange for the South African Rand, or ZAR, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Years Ended December 31
	2010	2009	2008
Rate at end of period	0.151	0.1355	0.1071
Average rate for period	0.136	0.1218	0.1229
High for period	0.151	0.1378	0.1483
Low for period	0.125	0.0939	0.0886

          The following table sets forth (i) the rate of exchange for the South African Rand, expressed in Canadian dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Years Ended December 31
	2010	2009	2008
Rate at end of period	0.151	0.1418	0.1311
Average rate for period	0.140	0.1362	0.1299
High for period	0.151	0.1502	0.1514
Low for period	0.133	0.1195	0.1108

– 8–	Annual Information Form

GLOSSARY

In this AIF the following terms have the meanings set forth herein:

2011 Burnstone Report

a technical report entitled “Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Burnstone Gold Mine, Mpumalanga Province of the Republic of South Africa” dated February 8, 2011, prepared by Frederik J. de Bruin, Pr.Sci.Nat., of Deswik Mining Consultants, Johannes G. Oelofse, Pr. Eng., FSAIMM, Philip N. Bentley, Pr. Sci. Nat. and Daniel J. van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011.

2011 Hollister Report

a technical report entitled “Technical Report on the Update of the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine, Elko County, Nevada, USA” dated February 8, 2011, prepared by Johannes G. Oelofse, FSAIMM, Pr. Eng., Philip N. Bentley, Pr. Sci. Nat. and Daniel J. van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011

Au Eq	the combined grade of gold, silver and other metals expressed as a gold equivalent.

BEE	Black Economic Empowerment, a reference to South African legislative initiatives designed to help redress past injustices to historically disadvantaged persons.

cmg/t	centimetre grams per tonne (this is a measure of gold content).

DMR	Department of Mineral Resources (Previously the Department of Minerals and Energy) of the RSA.

Epithermal Deposit	a type of deposit formed at low temperature (50-200oC), usually within one kilometer of the earth’s surface, often as structurally controlled veins.

Ga	billion years.

g/t	grams per ton.

HDB	Hollister Development Block, a portion of the Hollister property in Nevada.

HDSA	Historically disadvantaged South African, a category of person intended to benefit from BEE laws.

HVC	Hecla Ventures Corp. The Company purchased HVC and hence HVC’s 50% earn-in right into the HDB in 2007. Its name has since been changed to Hollister Venture Corp.

I-Drift	an access tunnel which follows along the vein.

– 9–	Annual Information Form

IRR	internal rate of return, the discount rate that would have to be applied to the projected future cash flows from an asset to make the net present value of the asset worth zero.

JSE	Johannesburg Stock Exchange or JSE Ltd, one of the three stock exchanges on which our common shares are listed.

LOM	life of mine.

Ma	million years.

Mineral Symbols	mineral symbols which may be used herein are: Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum; Sb – Antimony; Se – Selenium; As – Arsenic; Hg – Mercury.

MPRDA	Mineral and Petroleum Resources Development Act, 2002 (RSA).

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.

NPV	net present value, the current value of the discounted projected future cash flows from an asset at an assumed % discount rate and a form of proxy value for the asset.

NYSE Amex	New York Stock Exchange Amex (formerly American Stock Exchange), one of the three stock exchanges on which our common shares are listed.

oz/ton	troy ounces per ton.

Paleoplacer or Witwatersrand Gold Deposit

an ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

RSA	Republic of South Africa.

SEC	Securities and Exchange Commission of the United States.

Sulphide	a compound of sulphur with another element, typically a metallic element or compound.

ton (imperial)	2,000 pounds.

tonne or “t” (metric)	1.102 tons.

TSX	Toronto Stock Exchange, one of the three stock exchanges on which our common shares are listed.

ZAR	South African Rand.

– 10–	Annual Information Form

Resource Category (Classification) Definitions

          The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria published by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and mineral “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

          A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

          An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

          An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

          A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

          A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

          A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The US Securities and Exchange Commission require permits in hand or imminent to classify mineralized material as reserves.

– 11–	Annual Information Form

          A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The US Securities and Exchange Commission requires permits to be in-hand or imminent to classify mineralized material as (ore) reserves.

ITEM 3   CORPORATE STRUCTURE

Name, Address and Incorporation

          We were incorporated under the name Sentinel Resources Ltd. on March 19, 1986 under the laws of the province of British Columbia, Canada. From that date through 1997 we underwent various mergers and acquisitions and became “Great Basin Gold Ltd.” with our final merger on December 31, 1997. We continue to be governed by the laws of British Columbia, especially the Business Corporations Act (BC), but are also subject to corporate and securities laws in South Africa and securities laws in the United States. The below noted subsidiaries will be subject to the corporate laws of their jurisdiction of incorporation. Our registered office is located at Suite 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N6, and our operational head office is located at 138 West Street, Sandton, 2146, South Africa.

Incorporate Relationship

          We operate directly and through our subsidiaries as follows:

Great Basin Gold Ltd Corporate Structure - 2010
Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Hollister Venture Corp.	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Touchstone Resources Company	Nevada, USA	Inactive, 100% (held through Rodeo Creek Gold Inc.)
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Southgold Exploration (Pty) Ltd	South Africa	100%, (held through N6C Resources Inc.)
Puma Gold (Pty) Ltd	South Africa	100% (held through Southgold Exploration (Pty) Ltd)
Great Basin Gold RSA (Pty) Ltd	South Africa	100% (held through N6C Resources Inc.)

– 12 –	Annual Information Form

Great Basin Gold Ltd Corporate Structure - 2010
Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
GBG Rusaf Gold Ltd	Canada	100% of common (preferred shares are held by former shareholders as described further below)
Boulder Investments Ltd	Cyprus	100% (held through GBG Rusaf Gold Ltd.)
Kurils Holdings Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Franklyn Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Goldtone Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Graceholm Finance Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Shield Resources Ltd	Tanzania	100% (held through Boulder Investments Ltd.)
Kurils Project Holdings Ltd	British Virgin Islands	100% (held through GBG Kurils Holdings Ltd.)
Kurils Resources LLC	Russia	100% (held through GBG Rusaf Gold Ltd.)
Reef Miners Ltd	Tanzania	100% (held through Franklyn Ltd.)
Premier Resources Ltd	Tanzania	100% (held through Goldtone Ltd.)
Protocol Exploration Ltd	Tanzania	100% (held through Graceholme Finance Ltd.)

– 13–	Annual Information Form and Form 40-F

GBG Group Structure

Figure 1: GBG Group Structure as at Nov 2010- Website.

– 14–	Annual Information Form and Form 40-F

ITEM 4   GENERAL DEVELOPMENT OF THE BUSINESS

History

          Great basin Gold Gold is a mining company engaged in the acquisition, exploration and development of precious metal deposits. The Company currently has two material projects, one of which is at the test-mining stage, namely (a) the Hollister gold project, acquired in 1997, and which is located on the Carlin Trend goldfield in Nevada, USA (the “Hollister Property”) and the other one (b) the Burnstone gold mine, acquired in 2002, and which is located in the Witwatersrand Basin goldfields in South Africa (the “Burnstone Property”) and which commenced commercial production in January 2011.

          Updated technical reports were filed for both the Hollister Property and the Burnstone Property in February 2011, which are available at Great Basin Gold’s profile at www.sedar.com.

          At the Hollister Property, an underground exploration and development program is underway to conduct test mining and to obtain bulk samples to help confirm feasibility analysis done in 2007, which analysis has been updated in 2009 and in February 2011. At the Burnstone Property, an initial feasibility study was completed in 2006, followed by an optimized feasibility study that was completed in 2007, which analysis has been updated in October 2009 and in February 2011.

          The Company is also conducting early stage exploration on a number of other prospects, primarily in Africa. However, the Company does not consider these properties to be material as they do not have any significant resources identified to date and, accordingly, three technical reports covering the results of 2008 drilling have been submitted. A second Nevada property called “Esmeralda” was acquired in December 2008, for US$2 million and the assumption of the existing environmental bond, primarily for its ore processing facility (“Esmeralda Mill”) which the Company has since been refurbished (see “Hollister Property, Nevada and its Hollister Development Block -Milling”) and which is currently processing approximately 300 tons of ore per day.

          Although we currently are undertaking commercial mining operations at the Burnstone mine, revenues generated during 2010 are attributable only to gold and ore sales from the ore extracted during the trial mining activities conducted at the Hollister Property.

Significant Acquisitions

          The Company did not acquire or dispose of any material properties during 2010.

ITEM 5   DESCRIPTION OF BUSINESS

General

          We are engaged in the business of gold mining and acquiring ownership of or interests in, exploring and, where warranted, developing precious metals deposits. For the past five years we have focused on two primary projects: (a) the Hollister Property on the Carlin Trend in Nevada, USA, where feasibility work was completed in 2007 and updated in 2009 and 2011 on a portion of the property called the Hollister Development Block (“HDB”), and where an underground exploration and development program is underway, and (b) the Burnstone Property in the Witwatersrand Basin goldfield in South Africa, for which an initial area feasibility study was completed in 2006, followed by an optimized feasibility study in 2007,and updated in 2009 and 2011. A New Order Mining Right under the MPRDA was granted for the Burnstone mine in October 2008, which allows the Company to mine gold, silver, and aggregate. Commercial mining at the Burnstone mine as stated above commenced in January 2011.

– 15 –	Annual Information Form and Form 40-F

          In addition to our two primary projects, we hold interests in early stage mineral prospects known as the Tsetsera Property in Mozambique and properties in Tanzania and Iturup (part of the Kurils Islands in the Russian Federation), although the Company intends disposing of the Kurils Property.

Burnstone Property, South Africa

          Unless stated otherwise, information of a technical or scientific nature related to the Burnstone Property contained in this AIF is summarized or extracted from a technical report entitled “Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Burnstone Gold Mine, Mpumalanga Province of the Republic of South Africa” dated February 8, 2011, prepared by Frederik J. de Bruin, Pr.Sci.Nat., of Deswik Mining Consultants, Johannes G. Oelofse, Pr. Eng., FSAIMM, Philip N. Bentley, Pr. Sci. Nat. and Daniel J. van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011. Messrs. Oelofse and Bentley are employees of Great Basin Gold and Messrs. van Heerden and de Bruin are independent of the Company.

All information relating to the contents of the 2011 Burnstone Report, including but not limited to statements of the Burnstone Property’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2011 Burnstone Report was prepared to update the June 2010 Burnstone mineral resource estimate.

          The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Property. The mineralized material at the Burnstone Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian and US mining disclosure standards as a proven and probable reserve. The Company advises investors that while the terms ‘measured and indicated resources’ are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that all of mineral deposits in the measured and indicated categories will ever be converted into reserves. The references to “proven reserves” and “probable reserves”, in this AIF have been determined in accordance with Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), which differ from the SEC’s standards for reserve classification (also see “Cautionary Note to United States Investors” above and “Risk Factors” below). Costs, including design, procurement, construction and ongoing operating costs and metal recoveries could be materially different from those contained in the 2011 Burnstone Report. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2011 Burnstone Report assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2011 Burnstone Report. Prices for gold have been below the price ranges assumed in 2011 Burnstone Report at times during the past ten years, and for extended periods of time. Other general risks include those ordinary to producing mines, including the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged South Africans (HDSAs) and for which ownership rights the Company may not be significantly compensated. The Company has an agreement with Tranter Gold (Pty) Ltd which represents the required interest by HDSA. The economics of the Burnstone Property are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

– 16–	Annual Information Form and Form 40-F

Burnstone Property Description and Location

          The Burnstone Property is located approximately 80 km southeast of Johannesburg, near the town of Balfour in the Mpumalanga Province of South Africa. (See Figure 2: Location of Burnstone Property).

          Geologically it is situated in the South Rand Basin of the Witwatersrand Basin., and comprises mineral rights covering approximately 35,000 hectares situated on portions of 32 mineral titles known in RSA as “farms”. Continuing advanced exploration and pre-development work has been underway at the Burnstone Property since 2007. The Burnstone Property has progressed from an advanced stage exploration property through to the feasibility study level, and commenced commercial production in January 2011.

          Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin. The deposit on the Burnstone Property comprises four areas. Areas 1 and 2 are the most advanced and are now included in the mine plan, and Areas 1, 2 and 4 are the focus of ongoing exploration drilling (See Figure 1: Location of Burnstone Property below).

          Prior to November 2004, the mineral resources on the Burnstone Property were partitioned into four areas depending on the amount of drilling and status of geological interpretation. Mineral resources, selected using the same criteria applied previously, are now known to occur within most of the previous Areas 1, 2, 3, and 4 which are combined as the “Resource Area”. Gold mineralization in the Resource Area is distributed in conglomerate beds over an area of 19 km by 5.8 km. The conglomerate horizon in the measured resource portion of the Resource Area averages 53 cm in thickness. In addition to the Resource Area, gold-bearing Kimberley conglomerate has been intersected by exploratory drill holes in areas outside of the Resource Area on the Burnstone Property.

– 17–	Annual Information Form and Form 40-F

Figure 2: Location of Burnstone Property

Source: Great Basin Gold

          The Burnstone Property titles included in the Mining Right are 100% held through a subsidiary and are held royalty-free except for an estimated 4% royalty on refined gold payable to the government of SA as provided for in the Mineral and Petroleum Resources Royalty Act (the “Royalty Act”). The Royalty Act came into force on March 1, 2010 and provides for the payment of a royalty on gross sales of gold on a bi-annual basis. The royalty percentage is calculated on a prescribed formula being applied to earnings before interest and tax of the Burnstone project and management has estimated the royalty payable to be 4%. Great Basin Gold has secured, by way of purchase agreements, the required surface rights for the mine plan at the Burnstone Property.

          In 2007, Great Basin Gold completed a series of transactions whereby, in order to achieve compliance with South Africa’s BEE legislation that required Great basin Gold Gold to achieve a target of 26% ownership in the Company’s South African projects by HDSAs by 2014, Tranter Burnstone (Proprietary) Ltd, a BEE corporation, became the owner of 19,938,650 new Common Shares in Great Basin Gold. This was deemed equivalent to the 26% in the Burnstone Property as required by the MPRDA and the Mining Charter. There is an agreed lock-up period of at least 3 years during which the Common Shares owned by Tranter cannot be traded. As of the date of filing of this AIF, Tranter owns approximately 6% of the issued share capital of Great Basin Gold. The purchase consideration paid by Tranter Burnstone was US$38 million which was borrowed from South African banks and the transaction also effectively settled a net smelter royalty that Gold Fields held over the Burnstone Property. As part of the contribution to Tranter’s acquisition of the 19.9 million common shares, Great Basin Gold guaranteed interest on the $38 million loan in the amount of ZAR80 million ($11 million) and further provided a ZAR32 million ($4.3 million) deposit to help secure the loan when its collateral value declined in 2008. There was an agreed share lock-up period of three years that expired on October 1, 2010 during which the Common Shares owned by Tranter could not be traded. The trading of the shares is, however, still subject to the fulfilling by Tranter of certain contractual arrangements with Investec Bank Ltd. and Great Basin Gold that have arisen out of the loan agreements.

– 18–	Annual Information Form and Form 40-F

          Subsequently the Company, through its wholly owned subsidiary Southgold Exploration (Pty) Ltd agreed with Investec to increase the guarantee to ZAR140 million ($21 million) to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter to Investec. Any advances to Tranter under this guarantee are due to be repaid by Tranter in instalments from 2014 to 2017, with interest at South African prime interest rate plus 2%. Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter (second to Investec).

          Southgold was also required to set aside $12 million (ZAR80 million) in an Investec account to be utilized for any advances required to be made to Tranter under the guarantee. The amount agreed to be set aside set aside was loaned to Tranter in October 2010 through a loan of $13 million (ZAR88 million) under the guarantee agreement. Therefore the balance of the restricted cash ($12 million) as disclosed in the September 30, 2010 interim financial statements was used to partially fulfill this obligation. As a result of the loan the remaining Tranter guarantee is now reduced to ZAR52 million ($6.9 million) and Tranter continues to owe the Company $13 million.

          By concluding this transaction with Tranter Burnstone, Great Basin Gold complied with the MPRDA and was able to submit its application for a Mining Right in the name of Southgold over the Burnstone Property to the DMR in September 2007. During October 28, 2008 the DMR granted a Mining Right to Southgold to mine gold, silver and aggregate at the Burnstone Property. The Mining Right was notarially executed by the DMR and the Company effective February 17, 2009 for a period of 18 years.

          In addition, the mandatory Environmental Impact Assessment (“EIA”) for Area 2 has been completed and submitted to the authorities for approval.

          The majority of the Burnstone Property area is currently under active agricultural farming and grazing and as such has no known existing material environmental liabilities that could impact the project.

          The government of RSA has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DMR has jurisdiction over mineral rights relating to the property on which the Burnstone Property is located.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Burnstone Property is accessed from the main Johannesburg to Durban highway via the Heidelberg South highway at the Balfour exit. The town of Balfour is located approximately 18 km east of the Durban highway. From the municipality of Balfour the Burnstone Property is accessible via a network of unpaved roads, approximately 6.5 km east of the town of Balfour. The adjacent town of Balfour and the surrounding Dipaleseng municipality have a population of about 37,000 people and an employable population of about 14,000, however the majority of the district population have low skill levels.

– 19–	Annual Information Form and Form 40-F

          The Burnstone Property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 m (5,480 feet). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July- August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and can be accompanied by substantial lightning and hailstorms. The Balfour area has been intensively farmed for corn and hay for nearly 100 years, consequently there is very little indigenous vegetation remaining in the area of the property.

          The Burnstone Property is crossed by national Eskom grid power lines, two gas pipelines and by two rail lines, one being the main Johannesburg to Durban trunk line. There are three rail sidings on the Burnstone Property. The Balfour municipal water supply from the Haarhoff dam has excess pipeline capacity, sufficient to service the mine and mills potable water needs and the initial construction needs.

          Raw water for the long term operation of the mine/mill can be obtained from the Vaal River Eastern Sub-System Augmentation Pipeline project which was commissioned during 2008. Currently, indications exist that sufficient make-up water could be available from underground sources. The decision to establish the raw water supply infrastructure was therefore put on hold in the medium term, although the Company is in the process of acquiring the necessary approvals from landowners and the authorities to construct and take water from the pipeline

          The nearest airport is the O.R. Tambo (Johannesburg) International Airport located west of Johannesburg and some 70 km northwest of the Burnstone Property.

History

          Gold was first discovered in the South Rand area in 1887, leading to the establishment of a number of small mines and prospects that operated, intermittently, from 1892 to 1962. The Heidelberg-Roodepoort Mine was the largest single historical producer in the area. The Kimberley Reef was well developed in the Heidelberg-Roodepoort Mine, and gold mineralization was consistent making extraction viable over the full mine lease area. Operations were eventually terminated in 1942 when mining encountered a fault at a depth of 300 m that vertically displaced the Reef. The displaced portion was later mined from the Kildare Gold Mine property.

          Exploration drilling in the Burnstone Property area was conducted intermittently during the period 1974 to 1993; initially by Union Corporation Ltd., and later by Gencor. Anglovaal Ltd (presently known as Avgold Ltd) also drilled a number of holes during this period. Southgold Exploration (Pty) Ltd (“Southgold”), a privately owned resource company drilled three boreholes, during the late 1990s and early 2000, and drilled an additional 15 boreholes from May to July 2002. Southgold then commissioned Global Geo Services to geologically model the deposit and estimate a resource contained in an area that approximates the now called Area 1 gold deposit on the Burnstone Property.

          In November 2002, Great Basin Gold entered into an option agreement with Southgold, to purchase up to 100% of Southgold on a phased basis. Southgold hence became a wholly owned subsidiary of Great Basin Gold. At the time the Company signed the option agreement with Southgold, the Burnstone Property encompassed 26,470 hectares. Since then, Southgold and Great Basin Gold have actively secured additional land holdings in the area, and have divested their interest in lands of little geological merit. As a result, the Burnstone Property now encompasses approximately 35,000 hectares.

– 20 –	Annual Information Form and Form 40-F

          In addition, mineral rights to 4% of the measured and indicated mineral resources on the Burnstone Property were previously held by Puma Gold Ltd (“Puma”), however, in July 2008 the Company acquired the entire shareholding of Puma for US$ 6million, thereby securing the entire resource.

Geology

          The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event might have predated sedimentation in the basin.

          The Witwatersrand deposits probably represent gold concentrations, called placer deposits (or “reefs”, in local mining terminology), hosted within coarse-grained sediments (conglomerates) deposited in braided stream channels on broad river plains. Economic gold concentrations commonly extend for several km down the dip, and for up to 50 km (30 mi) along strike of the sedimentary rock units. Gold occurs as detrital grains in nugget-like shapes and secondary (re-crystallized) grains, ranging in size between 0.005 and 0.5 mm diameter.

          The Witwatersrand Basin has been affected by several structural events. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and subsequent deformation. Deformation that occurred during the deposition of the sediments played a key role in the distribution and thickness of the host rocks as well as the occurrence of the gold-bearing reefs. Later faulting and buckling of the sequence determined which parts of the basin remained buried, and the depths to mineable horizons.

          The South Rand area is located in the north eastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 1,500 m (4,920 ft) of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata are approximately 900 m (2,950 ft) thick and include the Kimberley Reef horizon, which is the main gold-bearing unit on the Burnstone Property. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 300 m (985 ft) thick. The Turffontein Subgroup is approximately 600 m (1,970 ft) thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

          An 18-km (11-mi) long northwest-southeast gold trend has been outlined on the Burnstone Property that appears to be associated with a large, ancient, braided channel system extending over the property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced four km apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of the gold-bearing horizon along the main deposit trend lies between 250 and 750 m (820-2,640 ft) in depth, which is relatively shallow for Witwatersrand gold deposits. The average thickness of the reef is 35 cm.

Exploration and Mineralization

          The Company has carried out a series of drilling programs on the Burnstone Property since January 2003, as summarized in Table 1 below.

– 21 –	Annual Information Form and Form 40-F

Table 1: Drilling Conducted by Great Basin Gold – Burnstone Property

Period	Target Area	Comments
January 2003 to November 2004	Areas 1, 2, 3, and 4	Basis of initial Mineral Resource Estimate, January 2005.
March 2005 to August 2006	Focused on exploring the other potential areas within the greater option area. These areas include the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR where the Kimberley Reef outcrops and some historic mining were undertaken.	Work included surface mapping, drilling some shallow (vertical and incline) core holes, trenching, surface and underground sampling and auger sampling over tailings dump areas and looked at the Kimberley Reef, and Bird Reef as well as the Scattered Reef zone on Roodepoort 598IR.
August 2006 to January 2007	Areas 1 and 2	Basis of Mineral Resource Estimate, January 2007.
February 2007 to January 2008	Areas 1, 2 and 4.	Basis of Mineral Resource Estimate, January 2008.
January to December 2008	Areas 1, 3 and 4.	Mineral Resources in Review.
January to March 2009	Areas 1, 3 and 4	Basis of Mineral Resource Estimate September 2009
March 2009 to June 2010	Area 1 and 2	Basis of Mineral Resource Estimate June 2010

          The drilling program from January 2003 to November 2004 was designed, firstly, to test and better define the deposit in preparation for engineering studies within Area 1 and, secondly, to extend exploration into the surrounding areas (2, 3 and 4) with the purpose to identify and delineate potential economically viable areas.

          The ongoing exploration program, comprised of infill and step-out drill holes, is designed to upgrade and expand the mineral resources in Areas 1, 2 and 4 and continues to return good results. From August 2006 to January 2007, an additional 15 drill holes were completed to increase confidence levels in the Resource Area on the Burnstone Property, particularly Areas 1 and 2. From February 2007 to January 2008, a total of 23 boreholes were drilled. The drilling continued to increase confidence levels in Areas 1 and 2 and also increase the resource base in Area 4. Drilling in Areas 1, 2 and 4 during February 2007 to January 2008 formed the basis of the January 2008 resource estimates.

          Since January 2008, a further 31 boreholes were drilled on Areas 1, 3 and 4 which focused on further delineation of Kimberley Reef in the initial mining areas as well as testing down dip extensions into Area 4. The drilling has confirmed further areas of mineralization in Area 1, as well as increased channel thickness, spreading into Area 4. Surface drilling was curtailed during 2009 in order to conserve cash.

          With the granting of the Burnstone Mining Right in October 2008 focus moved to underground development of the mine. During 2009 and up to June 2010 exploration has been focussed on data base management, and the initiation of structural studies for prospecting right permits that lie outside the Mining Right area. Planning for further exploration in these areas has been effected in line with the maintenance of these prospecting rights.

– 22 –	Annual Information Form and Form 40-F

          Since the March 2009 Mineral Resource estimate a further 33 underground drill holes and 362 channel samples have been added to the resource database. No surface drilling was undertaken with the focus being on the underground mine development. The underground drilling has been effected from the Burnstone decline and ancilliary infrastructure.

Sampling and Analysis

          At the Balfour logging facilities, drill core was photographed, geologically logged and selectively sampled. These facilities have since been relocated to the Burnstone Property. All sampling is undertaken by a sampling team under the supervision of a Chief Sampler and a responsible Geologist who have established a detailed protocol to ensure sampling of the primary target Kimberley Reef rock cores was correctly undertaken and that pertinent sampling information was recorded for resource analysis studies. All core is photographed with beginning, ending and intermediate intervals clearly marked on each box. Core is photographed prior to sampling or any other procedure that may disturb the initial orientation of the core as it was originally placed in the storage box or container.

          Core recovery has generally been very good, averaging 99.7% for the sampled intervals. In addition to this, specific gravity measurements are taken prior to sampling marked intervals in the Kimberley Reef and surrounding wall rocks. The core is logged in appropriate detail including identification of lithology, structure, alteration, mineralization and other notable characteristics. Percentages of core recovery of Rock Quality Descriptor (“RQD”) are included in the log.

          The whole width of the Kimberley Reef is sampled with a 2 cm bounding sample on both the hanging wall and footwall contact. When internal quartzite is present within the Kimberley Reef package, the reef is sampled according to lithological boundaries, provided that internal quartzite is larger than 10 cm. if the internal quartzite portion is less than 10 cm it is included in the reef sample.

          Core samples are split on the centre line lengthwise using a diamond-tipped rock saw blade. The top half of the core is used for sampling and the bottom half is returned to the core box and stored in the core shed.

           The Burnstone Mine has designated a laboratory that is to be used as its “primary” analytical laboratory. All initial analysis is performed by the primary laboratory and check sample analysis of randomly selected samples is completed by a “secondary” laboratory (Umpire Lab). Other laboratories may be used to further validate results when necessary. In the past, Lakefield and ALS Chemex laboratories have conducted “primary” assays. With the development of the Burnstone mining operation, an on-site analytical facility has been capitalised, and is managed by Performance Laboratories. All on-mine analyses are conducted here, and round robin checks are also undertaken for quality assurance and compliance purposes.

Mineral Resource Estimates

          The Burnstone Mineral Resources have been revised in-line with the Mineral Reserve estimate update as discussed below. The Mineral Resources estimate was completed in June, 2010 and announced in a press release on August 23, 2010. The Mineral Resource estimate was based on a “4 2 1 model”, which uses a minimum of 4 informing samples for a Measured Resource classification, 2 for an Indicated classification and 1 for an Inferred classification. The current model uses the same estimation parameters but more stringent classification criteria, which is a minimum of 6 informing samples for Measured, 3 for Indicated and 2 for Inferred.

– 23 –	Annual Information Form and Form 40-F

          At a 350 cmg/t cut-off, the tighter classification parameters have resulted in an 8% decrease in total Measured and Indicated Resources tonnage, a 2% increase in grade from 6.30 to 6.44 g/t Au, and a combined 6% adjustment downwards of contained gold in the Measured and Indicated Resources categories to 12.1 million ounces. The 350 cmg/t cut-off is lower than the 400 cmg/t used for previous estimates and conversions to Mineral Reserves, reflecting increased confidence in these estimates.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

          The AIF uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 2: Measured and Indicated Resources 2011 Burnstone Report.

Classification	Content cmg/t cut off	M tonnes	Au g/t	Au oz
Measured	300	41.2	5.67	7,496,000
	350	37.2	5.78	6,900,000
	400	33.1	5.94	6,326,000
Indicated	300	23.5	7.31	5,516,000
	350	21.3	7.60	5,199,000
	400	19.8	7.77	4,956,000
Total measured and indicated	300	64.6	6.26	13,012,000
	350	58.4	6.44	12,099,000
	400	53.0	6.63	11,283,000

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The AIF uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

– 24–	Annual Information Form and Form 40-F

Table 3: Summary of the Inferred Resources at Various Cut-off Grades 2011 Burnstone Report.

Classification	Content cmg/t cut off	M tonnes	Au g/t	Au oz
Inferred	300	66.8	4.33	9,306,000
	350	54.9	4.75	8,374,000
	400	49.1	4.86	7,679,000

Note:

Tables 2 and 3 are calculated by applying a gold price of US$1,000 per Troy ounce and US$15 per Troy ounce for silver. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Contained ounces and equivalent ounces are undiluted and assume 100% recoveries.

Source: February 2011 Burnstone Report (figures as of June, 2010)

          The June 2010 Mineral Resource estimate involved the analysis of information on 339 surface boreholes, 35 underground boreholes and 362 underground channel samples. During 2011, drilling will focus on underground stope and mining block delineation, and structural investigations.

Mineral Reserves

          At the Burnstone Property, mineral reserves increased by 55% with the majority of the increase attributable to the improved geological information obtained from underground development and drilling conducted since the January 2009 reserve update as well as additional reserves included from Area 2. Detailed planning has shown that production at Area 2 of the Burnstone Property can be increased and be extracted through separate infrastructure. Since the January 2009 reserve update, the Company has completed over 6,000 meters (19,685 feet) of on-reef development and over 3,851 meters2 (41,452 feet2) of long hole stoping (“LHS”). In LHS a vertical hole is produced inside of the ore from the top of the block to the bottom. Long holes are drilled to blast vertical slabs off the ore block. A loader picks up the broken ore from the lower tunnel. The January 2011 mineral reserve update and LOM planning is based on LHS as the preferred mining method, and the decrease in dilution from this mining method has also positively impacted on the updated reserve estimate. The January 2011 mineral reserve update and LOM planning is based on LHS as the preferred mining method, and the decrease in dilution from this mining method also positively impacted on the updated reserve estimate.

          At a cut-off gold content of 350 centimeter-grams per tonne (cmg/t) the combined Proven and Probable Mineral reserves of the Burnstone Property are 6.4 million Au oz grading 4.47 g/t (0.13 oz/ton) Au after application of a 95% Call Factor for mining and a 95% metallurgical recovery. Currently, 53% of the measured and indicated mineral resources have been converted into Proven and Probable Reserves.

Cautionary Note to Investors Concerning Reserve Calculations

The following table refers to “proven reserves” and “probable reserves”, which have been determined in accordance with Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), which differ from the SEC’s standards for reserve classification.
See “Cautionary Note to United States Investors” above and “Risk Factors” below.

– 25 –	Annual Information Form and Form 40-F

Table 4: Summary of the Burnstone Property Diluted Reserve Estimate at a 350 cm g/t Gold Content Cut-off.

Category	Tonnes Treated	Recovered Grade (g/t)	Recovered Au content (oz)
Proven	29,784,000	4.11	3,933,000
Probable	14,436,000	5.23	2,427,000
Proven and Probable Reserve	44,220,000	4.47	6,360,000

Note:

The gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$ 1,000 per Troy ounce. Dilution factors including LHS panels where the channel width is < 60 cm and Metallurgical Recovery factors of 95% for Au were applied. Source 2011 Burnstone Report (figures as of January, 2011).

Underground and Surface drilling

          The June 2010 mineral resource estimate involved the analysis of information on 339 surface boreholes, 35 underground boreholes and 362 underground channel samples. During 2011, drilling will focus on underground stope and mining block delineation, and structural investigations. The phases of surface exploration drilling for the Burnstone Property since 2003 are summarized below:

Table 5: Summary of Burnstone Property Drilling Phases 2003-2010.

Date	Area tested	Comments
January 2003 to November 2004	Areas 1, 2, 3 and 4	Basis of initial Mineral Resource Estimate, January 2005
March 2005 to August 2006	Focused on exploring the other potential areas within the greater option area. These areas include the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR where the Kimberley Reef outcrops and some historic mining were undertaken.	Work included surface mapping, drilling some shallow (vertical and incline) core holes, trenching, surface and underground sampling and auger sampling over tailings dump areas and looked at the Kimberley Reef, and Bird Reef as well as the Scattered Reef zone on Roodepoort 598IR.
August 2006 to January 2007	Areas 1 and 2	Basis of Mineral Resource Estimate, January 2007
February 2007 toJanuary 2008	Areas 1, 2 and 4	Basis of Mineral Resource Estimate, January 2008
January 2009 to March 2009	Areas 1, 3 and 4	Basis of Mineral Resource Estimate, January 2009
April 2009 to June 2010	Areas 1 and 2	Basis of Mineral Resource Estimate, June 2010

Mine Development and Production Build-up

          Based on the results of the 2006 Feasibility Study (which was followed by an Optimized Feasibility Study, reported in June 2007), the Company began the portal construction of the prospecting decline shaft on July 7 2006. On August 11, 2006 the decline development commenced, this was associated with the bulk sample approval in terms of section 20 of the MPRDA authorizing the taking of a 26,000 tonne bulk sample as well as removal and disposal thereof.

– 26 –	Annual Information Form and Form 40-F

           The Company started the first phase of the development program in May 2006 with the establishment of infrastructure on site to facilitate decline development. The DMR later approved the sinking of a secondary outlet in the form of a vertical shaft, and construction commenced in early 2008.

          Subsequent to the granting of the mining right for Burnstone and the approval of the Environmental Management Program (“EMP”), the bulk sample program was replaced by a Life of Mine Plan (“LOMP”). The decline, vertical shaft, tailings dam, metallurgical plant, site offices, warehouses, settling ponds, power lines, water feed systems and all infrastructure required for full commercial production has been completed and is in place. The construction of a secondary outlet in the form of a vertical shaft commenced in early 2008. The vertical shaft was commissioned in the third quarter of 2010 and the man and material winders were licensed on October 15, 2010.

          The commissioning of the metallurgical plant was structured in such a manner to allow for components to be fully sequentially commissioned hence allowing for a fully operational integrated operating facility by January 2011. The metallurgical plant is expected to reach commercial levels of production by end January 2011.

          Good progress continues to be made to open up mining blocks, especially blocks B and C. A total of approximately 19,061ft (5,810 meters) of reef development had been completed for the year ended December 31, 2010 with 21,792 ft (6,644 meters) of reef development being completed to date.

          Tons from reef development will be treated by the metallurgical plant but due to the added dilution associated with these tons a relatively low head grade is delivered to the mill. The rate of stoping will be increased as more stopes become available which will increase the blended head grade delivered to the plant. Production build-up during 2011 to reach the planned Au ounces of 110,000 to 140,000 for the year will be dependent on achieving the planned rate of development as this will ensure required stopes being available to achieve production targets. Development rates will increase from a monthly average of 3,300 ft (1,000 meters) in Q1 2011 to 10,000 ft (3,000 meters) by the end of Q4 2010. As at December 31, 2010, approximately 197,000 ore tonnes from mining and development had been accumulated on the surface stockpiles at an average grade of 1 g/t. These tons are being co-mingled with development and stope tons mined in Q1 2011 to allow for a steady increase in the milling rate from 90,000 tonnes in January to 125,000 tonnes in July 2011. The blended head grade will also increase from 0.03 Au oz/t in Q1 2011 to 0.10 Au oz/t in Q4 2011.

– 27 –	Annual Information Form and Form 40-F

Figure 3: Burnstone Mine Layout of Primary Access to Kimberely Reef Horizon.

Mining method

          The grade bearing reef on the Burnstone property is the Kimberley Reef. Over much of the identified mining area, this reef has average channel widths of 63cm, but can range from 0 cm (“waste on contact”) to 238cm. The reef dips at an average of 10° with dips ranging from flat to 17°.The structure is antiformal with a gentle plunge from North-West to South-East. From a practical mining perspective, this is categorised as being a relatively flat ore body. The reef occurs at depths from 250m below surface to more than 1,000m below surface.

          The Company completed the optimised feasibility study in 2007 and has commenced with construction and development of Burnstone in mid 2007. The feasibility study for Burnstone was based on hybrid mining method, with no mechanisation on the reef plane. Hybrid mining method comprises of trackless footwall waste development and conventional breast stoping utilising hand held drill machines and face and gully scraper cleaning.

          The Company investigated the opportunity of the using alternative mining methods at Burnstone with the objective of improving safety, productivity and profitability of Burnstone. In December 2007, the Company commissioned Turgis Consulting Limited (Turgis) to evaluate the possibility of using Long Hole Stoping (“LHS”) at Burnstone. The concept of LHS in narrow, tabular, low stress, steep dipping ore bodies is relatively common worldwide, whilst use in relatively flat (<20 degrees) for normal production is not commonly practiced.

          Turgis completed a positive scoping study and was tasked to complete a detailed life of mine plan for Burnstone utilizing LHS as a mining method.

– 28 –	Annual Information Form and Form 40-F

          The LHS trial has been completed in Q4 2010, following 12 months experimenting with drilling, blasting and cleaning techniques. The progress made and results achieved during the trial period enabled the Company to implement LHS as the preferred mining method and develop a life-of-mine (“LOM”) plan based on this mining method. Our ore body also allows us to use LHS due to the relative flat dip (7 – 11 degrees) as well as the fact that we are mining at depths of 924 – 1,980 ft (280 – 600 meters) for the majority of the LOM. The development of standard drill rigs being able to drill the 50 ft (15 meters) extremely accurate also benefits this mining technique. The remainder of the equipment is also standard to the industry and includes load haul dumpers, dump trucks, roof bolters and single and twin boom drill rigs used for development in most underground mines throughout the world. The actual drilling, blasting and cleaning of the stope material is performed by a few specialized teams that have received the necessary training while the majority of the workforce focuses on development and support services to the mine.

Figure 4: Plan view of LHS stope lay-out.

As illustrated in Figure 4, reef areas are cut into 113 ft (34.5 meters) by 113 ft blocks by low profile reef drives of 13 ft (4 meters) by 7 ft (2 meters). “T” shaped pillars of 15 ft (4.5 meters) are left for support with the “T” configuration also providing support with blasting and cleaning of material into the low profile reef drives. Every fifth reef drive is a high profile drive of 15 ft (4.5 meters) by 15 ft. Low profile load haul dumpers muck the blasted material from the low profile drive to the high profile drives where it is loaded onto dump trucks and transported to the vertical shaft for hoisting.

The reef development completed thus far as well as the information from drilling has indicated an average channel width of 2.24 ft (0.68 meters). During the trial period the stoping team had been successful in managing the dilution to the average channel width. Ensuring that dilution is managed to the minimum will remain a key focus during the LOM as this will create the opportunity to increase the ore tons delivered to the plant at an increased head grade.

LHS has numerous benefits that include:

  Safety- No personnel enter the stopes as trackless drill rigs are used to drill into the reef from the reef drives.

– 29 –	Annual Information Form and Form 40-F

  Skills- Our employees all had 10 years of schooling and are fluent in English. This enables us to utilize world-class training and testing techniques to equip our personal with the skills required.

  Efficiencies- LHS enables us to achieve significantly higher efficiencies than conventional mining in terms of tons and ounces per employee. Production build-up and the sustaining rate of production is higher than with conventional mining.

The Company has at February 1, 2011 completed over 6,000 meters (19,685 feet) of on-reef development and over 3,851 m2 (41,452 feet2) of LHS. The 2011 Mineral reserve update and LOM planning is based on LHS as the preferred mining method, and the decrease in dilution from this mining method also positively impacted on the updated reserve estimate.

Vertical shaft

          On March 10, 2008, GBG announced that the DMR had approved an amended Environmental Management Plan (‘EMP’) for the sinking of a secondary outlet, in the form of a vertical shaft at its Burnstone development Burnstone Gold Mine. This development is aimed to remain in compliance with safety regulations by the establishment of a second outlet for the bulk sample Burnstone Gold Mine currently in development. Since the effective date of the Mining Right on February 17, 2009, the vertical shaft remains a secondary outlet required by law, but could also now assume its primary role, i.e. (after commissioning) as described below

          The vertical shaft is intended primarily for rock hoisting, but is also equipped for the insertion and extraction of men and material. For this purpose, two winders have been installed. The 7.5 m diameter vertical shaft, lined with 300mm concrete, was sunk to an ultimate depth of 487 m, and is designed for the extraction of rock of 206,000tpm and the decline that can also do 80,000tpm over and above.

          The contract to sink and equip the vertical shaft was awarded to Grinaker – LTA Mining, a business unit of Aveng (Africa) Ltd. Site preparation and establishment was completed in time for the sinking operation to commence after the approval of the amended EMP. Currently, the vertical shaft has been commissioned and both the man and rock winder have been licensed on the October 15, 2010. One tip is commissioned and hoisting of rock started. Final touch-up equipping of the shaft is taking place and will be completed by the end of February 2011.

– 30–	Annual Information Form and Form 40-F

Figure 5: General Vertical Shaft Arrangement.

Metallurgical plant

          The metallurgical plant for the Burnstone Mine was designed to Feasibility Study level by MDM Engineering, and published as part of the final technical report on the feasibility study. The plant was initially designed for a production rate of 125,000 tonnes per month. This initial design was then increased with a further 50,000 tonnes per month to 175,000 tonnes per month capacity inline with the production profile of the mine.

          An ex-works plant, as per the specifications from the feasibility study, was purchased in 2007 and delivered on site in 2008. The lead times and cost involved in procuring new mills was the main driver in acquiring this plant.

          A metallurgical update to the June 2007 Optimized Feasibility Study was completed in the second quarter of 2009. This update included finalizing the Process Flow Design and Plant Layout for a Carbon-in-Leach process as well as detailed engineering and design. TWP Engineering (“TWP”) was contracted in July 2009 to manage an engineering, procurement and construction management contract on behalf of the Company.

          The second hand mills that have been acquired were subjected to non-destructive testing and technical inspection to determine the level of refurbishment required. The mills were found to be in a sound condition and the refurbishment contract was awarded to F.L. Schmidt, the original equipment manufacturer (“OEM”) for this particular equipment, during the second quarter of 2009.

– 31–	Annual Information Form and Form 40-F

          The metallurgical plant for Burnstone was designed for a production rate of 125,000 tonnes per month with an increase to 175,000 tonnes per month by adding a second ball mill in-line with the production profile of the mine. A combination of a Semi Autogenous Grinding (“SAG”) mill and Ball mill with a Carbon-in-Leach (“CIL”) process is used to maximize recoveries.

          The completion of the plant terrace and site establishment by the construction contractors in February 2010 allowed for commencement of plant construction. An aggressive construction schedule was followed to ensure the plant was delivered as a fully integrated, commissioned unit by the end of 2010. The project encountered various challenges that included extraordinary rainfall, extreme cold winter as well as the impact on deliveries and contractors by the soccer world cup hosted in South Africa in July 2010. The construction schedule was closely monitored and alternative measures were put in place to keep the delivery schedule intact. Additional shifts were implemented and additional contractors were brought onto site to catch-up lost time.

Figure 6: Construction of Burnstone Metallurgical Plant completed within 12 months.

          Diesel powered generators were used for power generation during the construction phase. The late delivery of permanent power to the site had a severe impact on the delivery schedule as commissioning of the major components could not commence without it. The commissioning of the plant was structured in a manner that allowed for this to be done sequentially. The crusher and the silo feed conveyer were commissioned on October 4, 2010 with crushed material being fed into the silo. Conveyers were run at low speed for the duration of the commissioning phase to ensure optimal performance prior to production.

– 32 –	Annual Information Form and Form 40-F

          The SAG and Ball mills were commissioned in October, 2010. The SAG and Ball mills are controlled using medium voltage drives, which offer improved reliability through the use of high voltage insulate gate bipolar transistors that are 99% efficient at full load and have a high dynamic response based on voltage source inverter technology. This is the first application of this power management technology in South Africa.

          Gold slag recovered from the mills during the refurbishment process was used to commission the gold room in October, 2010. The first gold pour took place on October 31, 2010 with gold recovered through the gravity circuit. Commissioning of the gravity and CIL circuits as well as the thickener is now completed allowing for the uninterrupted processing of material starting in February 2011.

          Close-out of construction packages is targeted for completion in Q1 2011. The plant has achieved its targeted rate for January 2011 of 90,000 tonnes milled. The current focus is to ramp up production and achieve a milling rate of 125,000 tons per month by July 2011.

Tailings dam

          Confirmatory geotechnical work to support designs and environmental compliance was completed during 2009. A geophysical investigation for the TSF confirmed that there is no influence from regional fault structures. The storage characteristics and deposition method for the TSF was modeled to confirm designs while the tender drawings, bill of quantity and other related tender documentation were completed.

          The tailings storage facility, inclusive of a bulk water storage dam was completed in Q3 2010 to coincide with the commissioning schedule of the metallurgical plant. .

General surface infrastructure

Bulk Power Supply

          Eskom (the state-owned energy company) committed to the phased power demand requirements of the Burnstone Project which involves the refurbishment of an existing line, and construction of a new section of a power line to the mine site. An environmental basic assessment report was completed for the construction of the power line to the Burnstone Project and Eskom has completed negotiating servitude rights with owners of surface land that will be crossed by the power line.

          All design work for the first of two lines between a proposed switching station (positioned between Grootvlei Power Station and Burnstone Mine) has been completed and material ordered. The proposed refurbishment of two existing lines between Grootvlei and the proposed switching station is currently being finalized and is also planned to commence in early 2010.The first phase for power supply to Burnstone consisting of 21 MvA, and on-site power reticulation has been completed and all facilities on site are now connected to Eskom power. Power supply to site will build-up to the required 51 MvA with the upgrade of the existing Eskom sub-station and feeder lines by the end of Q3 2011. Current Eskom supply is adequate to complete commissioning and to allow for the planned production build-up.

– 33–	Annual Information Form and Form 40-F

Surface infrastructure

          A combination of permanent and temporary buildings is being utilized. Site offices, warehouses, settling ponds, power lines, water feed systems and all surface infrastructure required for full commercial production has been completed and is in place.

          The presence of a 100 feet (30 meters) coal seam resulted in a partial collapse of the sidewall close to surface during Q2 2010. Additional support work which included a 27 feet (8 meters) steel sleeve was installed and the subsided area backfilled with concrete to stabilize the top portion of the shaft. Further support with shotcrete, mesh, lacing as well as long anchors were also installed. The installation and commissioning of the three 720 kW fans has been completed and these are now operational.

Financial analysis

          The tables below provide a summary of the key parameters and results of the recent economic analysis conducted on the Burnstone Property. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification. See discussion above under “Cautionary Note to United States Investors” above.

Table 6: Financial Analysis Assumptions – Burnstone.

Assumption	January 2009 estimates	January 2011 estimates
Au Price	US$800/oz	US$1,000/oz
US$/ZAR exchange rate	1 US$ = ZAR9.00	1 US$ = ZAR9.00
Proven and Probable reserves used for the financial model	30 million tonnes @ 4.2 g/t 4.1 million oz of Au	44 million tonnes @ 4.47 g/t 6.4 million oz of Au
Percentage of measured and indicated resources used in financial model	38%	53%
Gold recovery	95%	95%

Source: 2011 Burnstone Report

          Cash costs include direct and indirect mining costs, development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, royalties and milling costs.

Table 7: Cash Cost per Ounce (US$) – Burnstone.

Cash costs per oz	January 2009 estimates for LOM costs (US$/oz)	January 2011 estimates for LOM costs (US$/oz)
Mining	211	308
Milling	30	32
Electricity	14	36
South African Royalty	32	36

– 34–	Annual Information Form and Form 40-F

Cash costs per oz	January 2009 estimates for LOM costs (US$/oz)	January 2011 estimates for LOM costs (US$/oz)
Administration	32	38
Total	319	450

Source: 2011 Burnstone Report

          Regarding the capital cost table below, the increase in the capital costs is being negated by the devaluation of the ZAR to the US$.

Table 8: Burnstone Mine – 2009 and 2011 Project Capital Cost.

	January 2009 Estimates (US$ million)	January 2011 Estimates (US$ million)
Mine development	88	227
Process plant	37	98
Vertical shaft	30	63
Mining equipment	13	35
Tailings	7	9
Sub Total	175	432
LOM Capital	49	275
Total Project Capital	224	707
Capital spend up to December 31, 2008/ 2010	55	332
Remaining capital to be spent over LOM	169	375

          Regarding the total life of mine cost table below, total costs include cash costs plus proceeds on mineral taxes, income tax payable and depreciation and amortization.

Table 9: LOM Capital Cost Estimates – Burnstone.

LOM Avg. Total Costs (US$/oz)	2011 Burnstone Report
Total costs	620

          An after tax cash flow schedule has been developed for the current production scenario, and the capital and operating costs disclosed above. The cash flow includes royalties and taxes payable. The results, at a cut-off of 4 g/t Au cut-off, show an estimated NPV of US$1,530 million at a 5% discount rate and an internal rate of return of 40.29% .

Table 10: Financial Analysis – Burnstone.

	January 2009 Estimates	January 2011 Estimates
Cash Operating Costs	US$ 319/oz	US$ 450/oz
IRR	35.60%	40.29%
* NPV (5%)	US$ 687 M	US$ 1,530 M
* NPV (10%)	US$ 414 M	US$ 1,090 M

– 35–	Annual Information Form and Form 40-F

	January 2009 Estimates	January 2011 Estimates
Payback	5 years	3 years
Mine life	15 years	26 years

Note:	January 2009 NPV includes historical capital spend.

Source: 2011 Burnstone Report

Sensitivity Analysis

          The following is a sensitivity analysis based on the June 2010 resource estimate. A sensitivity analysis was conducted to understand the impact on NPV (5% discount factor applied) by varying the Gold Price from US$850 to US$1,400 (although US$1,400 cannot be considered to be the current consensus long-term gold price) and the US$/ZAR exchange rate from ZAR7 – 10.

Table 11: Gold Price Sensitivity – 2011 Burnstone Report.

Au price
USD/ZAR exchange rate	$800	$1,000	$1,200	$1,400
	US$ million	US$ million	US$ million	US$ million
US$1 = ZAR7.00	631	1,167	1,706	2,243
US$1 = ZAR8.00	835	1,372	1,909	2,446
US$1 = ZAR9.00	993	1,530	2,067	2,605
US$1 = ZAR10.00	1,119	1,657	2,194	2,731

Plans

          The potential for an increase in the production build-up in the medium term using LHS as the preferred mining method is demonstrated by the updated LOM plan. On-reef development remains the key to delivering the planned production build-up and will therefore be the priority focus for 2011. The production range of 110,000 to 140,000 au oz is therefore the result of the increased focus on on-reef development. Cash costs for 2011 are forecast in the range of US$520 – US$620/oz which includes the impact of the diluted grade from the additional on-reef development.

Table 12: Remaining Project Capital – 2011 Burnstone Report (US$ million)

	2011	2013	2014	2017	2018	2019	Total
	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million
Mine development	39	-	-	-	-	-	39
Area 2 access	-	-	-	11	22	11	44
Mining equipment	6	-	-	-	-	-	6
Process Plant	-	4	4	-	-	-	8
Vertical Shaft	4	-	-	-	-	-	4
Total	49	4	4	11	22	11	101

– 36–	Annual Information Form and Form 40-F

Hollister Property, Nevada

          Unless stated otherwise, information of a technical or scientific nature related to the Hollister Property contained in this AIF is summarized or extracted from a a technical report entitled “Technical Report on the Update of the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine, Elko County, Nevada, USA” dated February 8, 2011, prepared by Johannes G. Oelofse, FSAIMM, Pr. Eng., Philip N. Bentley, Pr. Sci. Nat. and Daniel J. van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA, of Minxcon Consultants, filed on SEDAR on February 8, 2011 Messrs Oelofse and Bentley are employees of Great Basin Gold, and Mr. Van Heerden is independent of the Company.

All information relating to the contents of the 2011 Hollister Report, including but not limited to statements of the HDB project’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2011 Hollister Report was prepared to quantify the HDB project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the HDB project. The mineralized material at the HDB project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the HDB project’s mineralization is considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2011 Hollister Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2011 Hollister Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2011 Hollister Report assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2011 Hollister Report. Prices for gold have been below the price ranges assumed in the 2011 Hollister Report at times during the past ten years, and for extended periods of time. The Hollister Property will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Hollister Property Description and Location

          The Hollister Property is located in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada (see Figure 7). The Hollister Property consists of a total of 950 unpatented, federal mining claims, covering over 69 square kilometers. It is situated on Nevada’s 80 km long Carlin Trend gold belt and is the host of classic Carlin-style low sulphidation epithermal banded veins in Ordovician sediments containing high grade precious metal values. Initial feasibility work was completed in mid 2007. Since that time, the Company has focused on permitting, additional development to prepare for production and additional underground and surface drilling.

– 37–	Annual Information Form and Form 40-F

Figure 7: Hollister Property Location.

Source: 2011 Hollister Report

          The HDB is currently being accessed for test mining, underground continuity drilling, and to obtain bulk samples through an excavated decline. Gold and silver mineralization occurs in multiple, steeply dipping vein systems. Permitting and pre-development work are ongoing, and more recently the Company’s underground drilling program has continued to better define the vein mineralization leading to the Company’s 2008, 2009 and 2010 mineral resource updates contained in previously filed technical reports. Vein systems within the HDB are the most thoroughly explored on the Hollister Property and are the location of the mineral resources and reserves described below.

          The Hollister Property was purchased by the Company from a subsidiary of Newmont Mining Corporation, which had previously operated a leach recovery mine there to exploit some near surface mineralization. The Great Basin Gold’s primary focus is the deeper gold bearing system lying underneath an area covering approximately 5% of the Hollister Property, and known as the Hollister Development Block, or HDB. Feasibility work in 2007 and ongoing work through 2009 have determined the presence of proven and probable mineral reserves (as further discussed below.

          The HDB was a joint venture with Hecla Mining Corp. from 2002 to 2007. In 2007 the Company purchased Hecla’s 50% interest for US$60 million. Great Basin Gold currently owns a 100% interest in the claims comprising the Hollister Property, subject to certain royalty interests ranging from 3% to 5% of any net smelter returns (also described in more detail below).

– 38–	Annual Information Form and Form 40-F

         Pursuant to the terms of a purchase agreement (the “Ivanhoe Agreement”) dated August 13, 1997, with a subsidiary of Newmont Mining Corporation (“Newmont”) and Touchstone Resources Company (“Touchstone”), Great Basin Gold acquired Newmont’s 75% interest in the Hollister property. A Great Basin Gold subsidiary later acquired Touchstone, which owned the other 25%. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Newmont and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph).

          The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership which expires October 27, 2080. This partnership retains an underlying NSR of 2% and receives annual lease payments of US$50,000 subject to increase. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont holds an additional 3% NSR on the Hillcrest/Finley River claims. Under the Ivanhoe Agreement, Great Basin Gold agreed to share Newmont’s future reclamation costs for past mining at the Hollister Property on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 62 of the Hollister Property mining claims (the “Reclamation Area”) until reclamation is complete, at which time Great Basin Gold will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont’s original estimates for reclamation were in the US$4.5 -6 million range. As of the date hereof, the Company is still resolving some outstanding environmental issues with Newmont before the Company requests conveyance of the claims. Reclamation overruns have now exceeded US$1.5 million and are currently divided as 75% to Newmont and 25% to the Company.

          In addition, the Robbie claims acquired under a 15-year lease on June 8, 1999, comprise 107 claims on the Hollister Property. Great Basin Gold is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County. The lease can be renewed if there is commercial production on the Robbie claims before 2014.

          The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.

Permits

          The Hollister Property is subject to a number of State of Nevada and U.S. Federal permits. The following is an update on the status of major permits related to the HDB:

  A Plan of Operations Approval and Decision dated May 7, 2004, which allows Rodeo Creek Gold Inc., the wholly owned subsidiary of the Company to conduct underground exploration, test mining and bulk sampling, and to construct ancillary facilities to support the project. This plan has been amended several times to accommodate additional operational needs, including approvals for an expanded waste rock storage facility, installation of an “Alimak” raise (vein mining with Alimak raise climbers allows the use of large distances between levels which can make mining of narrow ore bodies possible), construction of an additional rapid infiltration basin (or “RIB”), and the installation of a mine water desilting facility etc. A second decline has also been approved, but there are no current plans to construct;

– 39–	Annual Information Form and Form 40-F

  An amended Plan of Operations to approve full production was submitted to the U.S. federal Bureau of land management (“BLM”) in March 2008. After evaluating the Company’s proposal for full-scale production, the BLM determined that the environmental analysis required for the Plan of Operations amendment is an EIS. The EIS process is currently underway in conjunction with the BLM;

  A Water Pollution Control Permit (“WPCP”) from the Nevada Division of Environmental Protection (“NDEP”) approving the production and processing of up to 275,000 tons of ore per annum off-site, effective December 24, 2008 (permit was modified/updated as of June 2009). Prior to the completion of the EIS process and receiving BLM’s approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the WPCP and in a manner that will fully protect the environment and in terms of associated legislative requirements other resources i.e. archaeological resources;

  A reclamation Permit was approved by NDEP and BLM which covers reclamation and closure of the east pit area surface facilities and fluid management systems;

  A second WPCP was approved by NDEP allows the operation of the Rapid Infiltration Basins for the disposal of water collected in the decline at the Hollister Property;

  An Air Quality Operating Permit (Title V) was approved by NDEP allowing the use of diesel combustion generators for the generation of electricity; and

  Surface exploration permits were issued to allow follow-up of the Hollister resource (Ivanhoe Plan of Operations, Hatter and Craig Notices of Intent).

          The Company’s central permitting goal at Hollister is to actively engage with the State and Federal regulatory authorities with a view to ensuring the EIS process is completed by early 2012.

Environmental Impact Statement

          The Notice of Intent for the EIS was published in the Federal Register on April 19, 2010, which formally initiated the EIS scoping process. Work has been ongoing on all required elements of the EIS, but particularly chapters 2 and 3, which describe the proposed action and alternatives and the affected environment and environmental consequences of the proposed action. All resource survey work has been completed and final reports have been approved by BLM. Cultural resource survey work was completed in September 2010 and the final report is being drafted. All hydrologic modeling and reports have been completed and are awaiting final BLM approval. The preliminary draft EIS is scheduled for completion by the second quarter of 2011. The estimated completion date for the issuance of a record of decision is early 2012. The milestones of the EIS process to date are:

  Third Party Contractor (“AECOM”) Selection Process: Completed September 2009;

  Public Scoping Process: Completed May 2010;

  A Preliminary Draft Environmental Impact Statement (“PDEIS”) was circulated for comments in late November 2010 and a review of the main chapters of the PDEIS by the Company’s is in progress. Recommended revisions to Chapter 2 (which describes the existing and proposed activities) have been forwarded to BLM. BLM is in process of scheduling a meeting where all parties (BLM, cooperating agencies, the Company and AECOM) will meet to review the comments and to make any necessary changes prior to document being determined to be ready for public review and comment as the Draft Environmental Impact Statement.

  Weekly EIS team conference calls have been implemented to manage and monitor the EIS process. The calls are attended by the Company, BLM and AECOM.

– 40 –	Annual Information Form and Form 40-F

The Company requested that the BLM record in the PDEIS that the current ore extraction rates for bulk sampling and testing in the range of 280 to 400 tons per day constitutes a “no action” alternative for the BLM. The BLM agreed to this request in September 2010 and hence PDEIS is one of the material documents in the EIS process. This accommodation by BLM has in management’s view mitigated the risks associated with the EIS as the existing trial mining rate is expected to continue unaffected during the entire EIS process.

          The Company received a government complaint that its activities have disturbed certain surface areas in the Hollister Project vicinity contrary to the US federal "Archaeological Resources Protection Act" and as a result it may be responsible for a damage assessment. The matter was effectively settled in an agreement signed on October 18, 2010 between the Company and the Bureau of Land Management.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The shortest access to the Hollister Property is from the freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 50 mi (80 km). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 mi (13 km) by road to the southeast. Major power transmission lines lie just off the south-eastern corner of the Hollister Property, and a sub-station is located 5 mi (8 km) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base.

          The Hollister Property occurs in the Great Basin Gold physiographic province of the western United States. The Great Basin Gold area is characterized by basin and range topography. Low rolling hills typify the property’s landscape, with elevations ranging from 5,380 to 6,000 feet. Drainage patterns in the immediate area predominantly trend northeast to north-south. The head of Little Antelope Creek bisects the property in a north-south direction and joins Antelope Creek approximately 3.5 miles south of the property. Though most of the region’s streams are seasonal, water flows in Antelope Creek and Willow Creek for most of the year. Vegetation consists of the high desert sagebrush and bunch grasses common to the Great Basin Gold area.

          The climate is arid, high desert. Temperatures can reach as low as –30 ºF (–34 ºC) during the winter and summer high temperatures approach 105 ºF (41 ºC). Annual precipitation averages 8 to 10 inches, and occurs as snow in the winter and early spring months, and sporadic rain throughout the rest of the year. These climatic conditions support an exploration field season that normally extends from April through the end of November and year-round gold mining operations.

History

          The Hollister District consists of widespread mid-Miocene hot springs deposits with associated mercury and disseminated gold mineralization that were discovered in the early 1900’s. Mining commenced in 1915 and as many as 150 flasks were produced by 1917. Mining was inactive until 1929 through 1943 when more than 2,000 additional flasks were produced in the district, about half coming from the Butte #1 and Butte #2 mines, and the Velvet and Clementine mines, near the former Hollister pit. There has been no mercury production since. Gold mineralization was recognized early on but was not considered to be economic at prevailing prices and technology.

          Exploration for mercury and other metals resumed in the early 1960’s. Auric Metals drilled 100 rotary holes for mercury around the Velvet Mine in the late 1960’s. During the 1970’s, Apco Oil drilled a porphyry molybdenum play, Noranda drilled a uranium target, and Homestake intensively explored the district for McLaughlin-type (hot springs model) gold deposits. In the 1980’s, other operators drilled several holes for mercury, silver and/or gold. None of these programs encountered sufficient mineralization to warrant developing a mine.

– 41–	Annual Information Form and Form 40-F

          United States Steel Corporation undertook comprehensive exploration of the district between 1980 and 1986, employing geological, geochemical and geophysical techniques, along with considerable drilling. In 1987, Cornucopia Resources purchased the property via its Touchstone Resources subsidiary and formed a 50/50 joint venture with Galactic Resources to mine the deposit as the Hollister mine, an open pit/heap-leach operation. By 1990, the Touchstone–Galactic joint venture produced a feasibility study based on 879 drill holes (328,000 ft of diamond and rotary drilling) which defined a mainly oxide reserve. The Hollister open pit mine went into production in 1990 and mining continued until 1992 when Galactic declared bankruptcy as a result of problems at the Summitville mine in Colorado. Total production was 115,696 ounces of gold contained in 3,271,954 tons (residual leaching of the heap was completed in 1996).

          In 1992 Newmont entered the district via a 75/25 joint venture with Cornucopia, after buying Galactic’s interest in the Hollister Property. Their land position was enlarged and more drilling was undertaken, including pursuit of high grade vein intersections made earlier by the Touchstone joint venture. By this time there were around 900 drill holes (mainly rotary) in the Hollister Property, most of them in Tertiary units above the unconformity with the Ordovician Vanini Formation (also known as Vinini Formation) which is the main host for the vein mineralization. Newmont opted out of the project in 1995, and in 1997 its interests were acquired by Consolidated North Coast Industries Ltd. which subsequently merged with Pacific Sentinel Gold Corp. to form Great Basin Gold Ltd. Great Basin Gold acquired Touchstone’s 25% in 1999, and currently holds 100% of the Hollister Property subject to net smelter royalties described under “Project Description and Location”.

          In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin Gold shares. There are no remaining royalties or lease payments on the Aagaard claims. In 1998, the 139 claims comprising the Ho claim group were acquired by staking. This claim group extends the Hollister Property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims. In July 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims for US$50,000. The claims adjoin the northwest corner of the Hollister Property. In 2004, the Company acquired the 13 Joe claims through staking, extending the Hollister Property position to the west. There are no royalties on the Joe claims.

Geology

          The Hollister Property is located at the intersection of the Carlin Trend and the Northern Nevada Rift, as illustrated in Figure 7 above. The Carlin Trend is a northwest-trending 50-mile long metallogenic corridor. Mines on the Carlin Trend have produced in excess of 70 million ounces of gold. Carlin Trend type mineralization is Eocene in age. The Northern Nevada Rift is a north-northwest trending feature made up of bimodal volcanic rocks that host Miocene aged bonanza epithermal gold deposits such as Ken Snyder, Mule Canyon, Buckskin National and Hollister. The Paleozoic stratigraphy and Eocene magmatic pulse that is critical to the development of Carlin-type deposits to the southwest are in evidence at Hollister as are the Miocene mineralizing events.

          The Hollister stratigraphic section includes Ordovician sedimentary rocks, intruded by mid-Eocene plutons and unconformably overlain by a veneer of Miocene volcanic and volcano-sedimentary rocks. Devonian sedimentary rocks have been intersected at depth below the Ordovician sediments under the Roberts Mountain Thrust.

– 42–	Annual Information Form and Form 40-F

          Epithermal gold mineralization at the Hollister Property occurred in the early Miocene (12-15 Ma) and is associated with the North Nevada Rift where it over-prints the Carlin Trend. The Hollister Property has a low-sulfidation epithermal system characterized by banded quartz veins with electrum and silver selenides. Some of the primary geological elements of the sediment-hosted gold deposits of the Carlin Trend are present at the Hollister Property, including Eocene intrusive rocks and lower plate carbonate rocks. The Hatter stock (a granodioritic intrusive) at the Hollister Property has been dated at 39 Ma and is similar to 39 Ma biotite-feldspar porphyry dikes occurring in the Goldstrike area. The main pulse of gold mineralization on the Carlin Trend is dated at about 38 Ma and commonly thought to be associated with late Eocene magmatism.

Exploration and Mineralization

          Geophysical, geochemical and geological surveys have been carried out over a large part of the Hollister Property to aid in targeting exploration drill holes.

          The most prominent surface feature on the Hollister Property is the “blanket-like” silica replacement bodies that occur in two stratigraphic positions. Close examination of these features reveals that they have sinters with associated mercury mineralization as well as replacement bodies that are locally up to 200 ft thick. Gold values in these high-level epithermal features are uniformly low to absent. Gold mineralization in Tertiary volcanic rocks below the “silica cap” coincides, in part, with the epithermal veins in the basement. Some of the best mineralization in Tertiary rocks, however, is “rootless”.

          Gold distribution in the Tertiary at the Hollister Property is widespread resulting in complex grade thickness patterns. The Clementine/Gwenivere vein system produces a strong Tertiary-hosted “gold plume” that is generally consistent with the orientation of the vein system. The coincidence of the Clementine vein with the north edge of the plume is striking.

          Gold distribution in the Ordovician is much more restricted than in the Tertiary. Deeper vein exploration success was enhanced by orientating vein intercepts in core frames to bedding in historic holes in Vinini rocks in areas where it could be demonstrated that fault and fold complications were not present. Step outs were planned using these orientations and the Clementine and Gwenivere vein sets were successfully delineated by the subsequent drill program.

          As previously mentioned, the HDB was the subject of an exploration joint venture between Great Basin Gold and by Hecla Mining Company, now Hecla Ltd (“Hecla”) which terminated in April, 2007 when Great Basin Gold bought out Hecla’s 50% interest. During the period from 2002 to 2006, Hecla conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and feasibility work.

          After receiving the requisite permits in mid 2004, the underground exploration and development program began at the HDB under the management of Hecla. Site facilities were established and development of the decline to access the gold-silver vein systems began in October 2004 for the purpose of obtaining bulk samples and to conduct underground exploration drilling in order to increase the confidence level of the mineral resources.

          Underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization. The updated in-situ vein model now reflects 32 veins, compared to 21 in 2009. Three drill rigs are currently utilized underground evaluating i) future trial stopes, ii) Blanket mineralization above the Tertiary volcanic unconformity, and iii) exploration and infill targets to test continuity of mineralization.

– 43–	Annual Information Form and Form 40-F

          Of note are advances being achieved in understanding the vertical expression of the mineralization hosted in the epithermal vein systems from depth and upwards to surface. Recent advances in the 3000N 1E trial stope on the Clementine vein #18 have exposed mineralization occurring at and above the unconformity between the Ordovician (~ 430 million year) metasediments and overlying Tertiary (12-15 million year) volcanic. Spectacular enrichment in gold and silver grades in this so-called Blanket zone have been exposed.

Table 13: Showing the stope locality, channel sample results and Blanket Zone targets.

Distance along strike
Distance Feet	Channel Au opt.	Dil Channel Au opt.	Muck Au opt.
0	46.6	6.7	-
10	55.7	4.8	-
20	189.4	18.9	1.0
30	12.8	2.6	1.7
40	464.0	92.8	26.3
50	32.4	16.2	-
60	69.6	34.8	8.2
70	752.8	188.2	16.0
80	2,560.4	640.1	79.6
90	283.8	70.9	116.0
100	228.5	68.5	19.8
110	99.5	24.9	3.4
120	1.5	0.8	1.4
130	36.0	9.0	4.7
140	24.2	12.1	4.9
150	7.4	3.7	7.5
160	3.7	0.6	-
170	2.5	0.4	-
Average	270.6	66.4	22.3

Figure 8: Trial mining stope 3000N 1 E Lift 43 plan view channel assays (Au oz/ton).

– 44–	Annual Information Form and Form 40-F

Figure 9: Existing Blanket Zone high grade drilling intercept clusters relative to trial mining stope 3000N 1E.

          The very high grade zones are directly related to the propagation of the Clementine vein #18 structure upwards into the Tertiary volcanic strata, and upwards to surface, creating a geothermal vent, close to the historical Clementine mercury mine. The 3000N 1E trial stope is at an elevation of 5,440 feet (1,648 meters) above sea level, and there is an estimated 360 feet (~109 meters) to surface (5,800 feet (1,758 meters) above sea level). The dimensions of the current exposures in 3000N 1E will be investigated by a combination of diamond core drilling, cross cuts and raises.

          The evaluation of Blanket Zone material progressed during Q4 2010. Bulk sampling involved the successful extraction of some 500 tons grading on average 12 oz/ton Au eqv. An initial phase of underground drilling was initiated to determine the grade profile and strike continuity of the Blanket Zone style of mineralization exposed at 3000N 1E. As at February 21, 2011, 5 boreholes (each approximately 600 feet long) had been completed. A further 11 holes are planned for completion by end March 2011 to enable preliminary mineral resource modelling. The super high grade (>10 oz/ton Au) zones are directly related to vertical extensions into the Tertiary volcanic strata of narrow mineralised structures in the underlying Ordovicician metasediments.

          Potential exists to test other Blanket style zones in similar structural settings at the top of all mineralized epithermal veins included in the current life of mine plans for Hollister.

          The first long flat underground borehole testing the Velvet area to the north of current infrastructure (HDB 432; EOH 2,800 ft) was completed on February 14, 2011. The borehole intersected a number of silicified and weak to moderately mineralised silicified zones and fault structures that are indicative of fluid circulation and alteration. As at February 22, 2011, a second hole had reached 1,520 ft with approximately 1,480 ft remaining. The structural and alteration features in this area are being modelled so as to put the borehole results into context.

          Underground structural mapping has helped advance the geometry of structures localizing vein development. A left-lateral “side-stepping” pattern of vein clusters is emerging, and specifically supports the ongoing drilling program which will focus on extensions of the Gloria vein system to the west/northwest, encouraging Gwenivere intersections to the southeast, and development of a subparallel vein system to the north.

– 45–	Annual Information Form and Form 40-F

          Underground drilling during Q4, 2010 continued to gain positive results for the recently discovered SE Gwenivere vein system. Preliminary modelling of the vein system has been initiated.

Surface Exploration

          No surface exploration drilling was conducted during the year. The integration of geophysical survey interpretations (in particular geological structures) with available geological data has progressed, but still needs tying in with exposed and mapped underground structures. Permitting by the BLM for the next round of surface exploration drilling on the Hatter and Ivanhoe Plan of Operations has been received.

          The second Hollister geochemical standard, which will match the common grade range of the ore stockpile material (~ 1 oz/ton / 31 ppm Au and 8 oz/ton / 250 ppm Ag) is still in the process of being completed. The sample, comprised of approximately 1,500 pounds of coarse crushed drill core rejects, has been pulped and prepped by American Assay Laboratories. The sample will be mixed in a ribbon blender prior to its use in round robin assay analysis. These standards are a critical step to accurate QAQC analysis of laboratories used for assaying the various sample sources (eg. exploration drilling, channel, core drilling, and bulk blanket-style).

Sampling and Analysis

          Previously, surface diamond drilling sampling was analyzed at Inspectorate America Corporation, and underground diamond drilling and channel sampling was analyzed at ALS Chemex Laboratories (“ALS Chemex”). Both laboratories are located in Reno (Sparks) Nevada. From December 2007 to December 2009, all assays were carried out by ALS Chemex. Samples collected from the HDB are stored in a secure facility until delivered to ALS Chemex.

          Since December 2009, the primary analytical laboratory responsible for the preparation and analysis of underground diamond drill hole samples and underground channel and diamond drill hole samples has been Inspectorate America Corporation’s laboratory at Sparks, NV (“IAC”, ISO 9001: 2001 accredited). Since May 2010, the channel samples are being prepared and analyzed by RCP Laboratory Lovelock, Nevada.

          Laboratory Quality Assurance/Quality Control (“QA/QC”) is monitored by the Company using coarse reject Blanks and assay Standards, Duplicate fire assays, as well as the laboratories’ internal Standards and Blanks. Coarse Blanks and assay Standards are inserted into the sample sequence (by Company geologists) as Blind samples, prior to submitting the samples to the laboratory.

          As part of the 2010 Mineral resource estimation, Deswik Mining Consultants undertook certain verification studies of the informing drill hole data and database, as well as visited the Inspectorate Laboratory in Reno, Nevada, which is utilised by the Company for borehole analyses. They commented that the Standard and Blank values in the database generally passed the QAQC requirements. The results from the Blank samples over the period between April 2009 and June 2010 indicate that there is no carry over contamination of samples during preparation and analysis. Similarly, the results from the Standard samples over the same period indicate a satisfactory level of analytical precision. The laboratory has however been requested to also report the results of their internal duplicate samples for processing and comparison by the Company geologists. Deswik Mining Consultants also noted that the Duplicates in the database used for the resource estimation are Lab Duplicates and are not Duplicates requested by the mine. Deswik Mining Consultants has recommended that Hollister mine reviews the current QC samples collection policy and update it to include blind pulp Duplicates and Umpire Lab samples. This is currently being adopted into the QAQC protocol and procedure manual and put into practice.

– 46–	Annual Information Form and Form 40-F

          Deswik Mining Consultants are confident that the data received for the current resource estimation is reliable and as accurate as is possible at the current time. Verification procedures are considered to have met or exceeded industry standards. A complete description of the sampling methodologies is found on pages 117 to 120 of the 2011 Hollister report.

2010 Hollister Resource Estimate

          An updated estimate of the mineral resources at Hollister was completed on June 30, 2010 and announced during August 2010.

          At an assumed gold grade cut-off of 8.57 g/t (0.25 oz/st), the combined measured and indicated mineral resources in the HDB contain an estimated 1.637 million in-situ equivalent gold Troy ounces (using an average gold price = US$1,000/Troy ounce, average silver price = US$15/Troy ounce with no recovery factor applied) in 1.017 million tonnes (1.121 million short tons) with average in-situ grades of 44.73 g/t (1.305 oz/st) of gold and 354.8 g/t (10.35 oz/st) of silver. A further 1.274 million equivalent in-situ gold Troy ounces (using an average gold price = US$1,000/Troy ounce, average silver price = US$15/Troy ounce with no recovery factor applied) are contained in the inferred mineral resource category of 1.349 million tonnes (1.487 million short tons) with average in-situ grades of 23.67 g/t (0.69 oz/st) of gold and 380 g/t (11.1 oz/st) of silver, at a gold grade cut-off of 8.57 g/t (0.25 oz/st).

          Gold equivalent ounces in the measured and indicated categories increased by 14% from the March 2009 mineral resource update. In management’s view, resource estimates for the Hollister Property have continued to benefit significantly from the ongoing underground stope delineation and infill/cover drilling, which has provided the basis for detailed planning for trial mining. An additional 320 diamond core holes (totalling 109,731 feet or 33,295 meters) were completed in the period from April 2009 to June 30, 2010, and the information from these holes has been integrated into the updated model. The drilling program has provided infill data to delineate stopes for trial mining, and significantly improved our understanding of the lateral and vertical geological continuity of the vein system. The trial mining has generated geological mapping and channel sampling data that is used for empirical reconciliation of the resource wireframe model versus actual excavated vein. As a result, more stringent parameters continue to be applied to measured and indicated classifications. The resource estimate is based on a combination of informing surface and underground diamond drilling and ore control channel sampling, and reflects depletion of material mined up to June 30, 2010 (the effective date of the estimate).

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The AIF uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

          Results of the resource estimate based on all drilling and ore control channel sampling to June 30, 2010 are tabulated below:

– 47–	Annual Information Form and Form 40-F

Table 14: Summary of In Situ Mineral Resources Estimate by Gold Grade Cut Off (August 2010).

Category	Au Grade Cut-off		Amount (’000)		Average Au Grade		Average Ag Grade		Equivalent Au oz
	g/t	oz/ st	tonne(s)	ton(s)	g/t	oz/ st	g/t	oz/ ton
Measured	5.14	0.15	389	429	65.06	1.898	545.7	15.92	915,800
	6.86	0.20	362	399	69.50	2.027	583.4	17.02	910,000
	8.57	0.25	337	371	74.05	2.160	622.0	18.14	903,100
	10.29	0.30	313	345	79.03	2.305	664.3	19.37	895,000
Indicated	5.14	0.15	975	1,075	23.10	0.674	167.7	4.89	802,800
	6.86	0.20	802	884	26.79	0.781	196.1	5.72	766,800
	8.57	0.25	680	750	30.21	0.881	222.5	6.49	733,900
	10.29	0.30	586	646	33.58	0.979	248.1	7.24	702,300
Measured + Indicated	5.14	0.15	1,364	1,503	35.06	1.023	275.5	8.03	1,718,600
	6.86	0.20	1,164	1,283	40.06	1.169	316.4	9.23	1,676,800
	8.57	0.25	1,017	1,121	44.73	1.305	354.8	10.35	1,637,000
	10.29	0.30	898	990	49.40	1.441	393.0	11.46	1,597,000

Note:

The equivalent gold oz shown in the above table is calculated by applying a gold price of US$1,000 per Troy ounce and US$15 per Troy ounce for silver. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Contained ounces and equivalent ounces are undiluted and assume 100% recoveries.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The AIF uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

– 48–	Annual Information Form and Form 40-F

Table 15: Summary of Hollister Property Inferred Mineral Resources (August 2010).

Category	Au Grade Cut-off		Mass (000’s)		Average Au Grade			Average Ag Grade			Equivalent Au oz (‘000s)
	g/t	oz/ st	tonne (s)	ton(s)	g/t	oz/ st	Oz (000’s)	g/t	oz/ st	Oz (000’s)
Total Inferred	5.14	0.15	2,073	2,285	17.72	0.517	1,181	257	7.5	17,115	1,437
	6.86	0.20	1,621	1,787	20.98	0.612	1,094	322	9.4	16,806	1,346
	8.57	0.25	1,349	1,487	23.67	0.69 0	1,027	380	11.1	16,497	1,274
	10.29	0.30	1,170	1,289	25.84	0.754	972	433	12.6	16,293	1,216

Note:

The equivalent gold oz shown in the above table is calculated by applying a gold price of US$1,000 per Troy ounce and US$15 per Troy ounce for silver. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Contained ounces and equivalent ounces are undiluted and assume 100% recoveries.

          The resource classification, in comparison to the previous estimate, reflects movement from inferred to indicated and from indicated to measured, and underpins increasing confidence in the block estimations. The higher confidence is directly linked to the significantly increased evaluation database from the trial mining and underground drilling. The grade estimation more closely reflects what is observed empirically underground. It also indicates that there is a quantifiable increase in block grade with increased density of sample data. The depth extent of the vein system has been maintained at a depth of 1,318 meters (4,350 feet) above mean sea level (approximately 1,200 feet or 380 meters below surface), and is the current maximum depth extent of inferred resources.

          The mineral resource estimate was completed under the supervision of Phil Bentley, Pr.Sci.Nat., Vice President of Geology and Exploration for Great Basin Gold, who is the qualified person responsible for the estimate.

Mineral Reserves

          An updated estimate of the mineral reserve at Hollister was announced during February 2011. Mineral reserves were determined or “declared” using a gold cut-off grade of 8.57 g/t (0.25 oz/st). The Hollister Property is still in the trial mining stage; however, based on production techniques tested to date, the Company has estimated applicable call factors for mining of approximately 85% and metallurgical recoveries of approximately 92% for Au and 85% for Ag. Since the 2009 Mineral Reserve estimate, a total of 165,772 tons have been extracted at an average grade of 36.4 g/t (1.06 Au eqv oz/ton), yielding 176,387 Au eqv oz.

Table 16: Reconciliation between the January 2009 and January 2011 Reserve Estimates without applying the call factors at a cut-off grade of 0.25 oz/st and taking depletion into account.

Description	Cut-off oz/ton	Tons (’000)	Au eqv oz/ton	Au eqv oz (’000)
January 2009 Reserve estimate*	0.25	1,398	0.90	1,257
Apply 85% call factor	N/A	-	-	(188)
Trial mined 2009 – 2011	N/A	(166)	1.06	(176)
Apply metallurgical recoveries	N/A	-	-	(90)
Restated January 2009 Reserve estimate	N/A	1,232	0.65	803
January 2011 Reserve estimate	0.25	1,048	0.87	907
Mineral Reserves added				104

Note:

No mining and plant recovery factors applied. The January 2011 figures use the same gold and silver prices as noted for resources above, whereas the January 2009 Au eqv oz were based on US$800 for gold and $12 for silver, in each case per Troy ounce.

– 49 –	Annual Information Form and Form 40-F

          As the Hollister Property did not have a dedicated plant, no metallurgical recoveries or call factors were applied to the January 2009 Reserve statement.

          A minimum stoping width of 0.91 meters (36 inches) was assumed for purposes of Mineral Reserve estimation, along with dilution defined as waste tonnes (or tons) carrying zero grade and 100 percent in-stope extraction. An analysis by the Company’s technical staff confirms that no systematic, in-stope pillars will be required because of the cut-and-fill trial mining method now being utilized. Based on the results of trial stoping and grade reconciliation studies, where vein widths of 0.76 meters (30 inches) or greater were considered, a total of 0.15 meters (six inches) of hanging wall dilution and 0.15 meters (six inches) of footwall dilution was applied. Where appropriate, other average dilution rates were applied. The in-situ wireframe model generated with the measured and indicated mineral resources in the table above was used as basis for this mineral reserve update.

Table 17: Summary of the Hollister Property Mineral Reserve Estimates at a 8.57 g/t (0.25 oz/st)(January 2011).

Reserve Category	Au Cut-off Grade oz/st	Tons	Au oz/st	Ag oz	Ag oz/st	Ag oz	Au eqv oz
Proven	0.25	347,100	1.33	460,300	7.75	2,689,400	500,700
Probable	0.25	701,800	0.53	371,800	3.27	2,296,600	406,300
Total Proven & Probable	0.25	1,048,900	0.79	832,100	4.75	4,986,000	907,000

Note:

The equivalent gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$1,000 per Troy ounce, a silver price of US$15 per Troy ounce. A Mining Call Factor of 85% and Metallurgical Recovery factors of 92% for Au and 85% for Ag were applied.

The mineral reserve estimate was completed under the supervision of Johan Oelofse, Pr.Eng, FSAIMM, Chief Operating Officer for Great basin Gold who is the qualified person responsible for the estimate. A technical report on the Resource and Reserve update was completed in February 2011 and filed on www.sedar.com.

Cautionary Note to U.S. Investors Concerning Reserve Calculations

The mineral reserve estimates contained in the AIF have been calculated in accordance with NI 43- 101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

Accordingly, mineral reserve estimates contained herein do not qualify as “reserves” under SEC standards.

– 50–	Annual Information Form and Form 40-F

Trial Stoping and Milling

Table 18: Summary of the Trial stoping and milling results.

	3 months ended December 31 2010	3 months ended December 31 2009	12 months ended December 31 2010	12 months ended December 31 2009
Ore tons to surface	27,490	16,787	98,753	67,019
Contained Au oz extracted	25,328	18,226	100,867	56,189
Contained Ag oz extracted	101,401	99,737	559,195	462,746
Contained Au eqv oz extracted	26,849	19,722	109,255	67,132
Contained average grade Au eqv oz/ton	0.98	1.17	1.11	1.01
Tons milled	27,553	-	84,500	-
Recovered Au oz	20,520	-	64,664	-
Recovered Ag oz	92,003	-	289,136	-
Recovered Au eqv oz	21,901	-	69,001	-
Au eqv oz sold	31,911	-	62,604	-
Recovery % Au	80%	-	82%	-
Recovery % Ag	61%	-	60%	-
Cash production cost per ton sold (US$)	US$546	-	US$570	-
Cash production cost per Au eqv oz sold (US$)	US$669	-	US$719	-
Cash production cost per ton sold	$563	-	$589	-
Cash production cost per Au eqv oz sold	$690	-	$743	-

Note:	Metallurgical and cost information presented in the table are from our Esmeralda mill and exclude results of toll milling and ore sale agreements.

          Ore tons to surface improved 64% from the comparative quarter in 2009 with a 47% improvement in the year to date compared to the 12 months ended December 31, 2009. Ore tons for the quarter were also 23% higher than Q3 2010. The continued focus on and action plans to increase ore tons from underground are showing positive results.

          Estimated contained Au eqv oz extracted improved 41% and 63%, respectively, compared to the results for the 3 and 12 months ended December 31, 2009. Contained Au eqv oz for the quarter was also 16% higher than Q3 2010.

          The Esmeralda mill achieved a new milling record in Q4 2010 with 27,553 tons milled. This is a 40% improvement over Q3 2010 and a 26% improvement over Q2 2010, which was the previous best quarter. Recoveries for the quarter of 80% Au and 61% Ag are still below our target of 92% Au and 85% Ag; lower recoveries were related to the high metal content fouling the carbon in the process. This issue is being addressed by the installation of a carbon regeneration system and automation of certain components within the mill. While the installation is underway, carbon is being replaced at a rate of 3 tons per day. This measure appears to be positively impacting recoveries with preliminary results for February 2011 showing an improvement when compared to Q4 2010.

– 51–	Annual Information Form and Form 40-F

          Cash production costs for the Nevada operations over the quarter decreased by 11% from the prior quarter and amounted to $563 (Q3 2010: $635) per ton, consisting of $372 (Q3 2010: $427) mining and $191 (Q3 2010: $208) milling and haulage. On an Au eqv oz basis, cash production costs for the quarter improved by 19% over Q3 2010 and consisted of $455 (Q3 2010: $575) for mining and $235 (Q3 2010: $279) for milling and haulage. The improvement in the cash production costs is a result of the increase in tons extracted and processed during the quarter. The cash production costs have shown a downward trend over the 2010 fiscal year as production volumes increased. The trial mining operations are achieving their operating cost targets but operating costs at the Esmeralda mill are higher than planned. Improving efficiencies as well as automation of certain components within the mill is expected to reduce the mill operating costs to within plan by Q2 2011.

Table 19: Ore sales and toll milling agreements.

	3 months ended December 31 2010	3 months ended December 31 2009	12 months ended December 31 2010	12 months ended December 31 2009
Queenstake Resources USA Inc.
Tons milled	5,027	-	9,360	-
Au oz recovered	359	-	3,152	-
Ag oz recovered	2,024	-	6,186	-
Au eqv oz recovered	389	-	3,246	-
Newmont Mining USA Limited
Tons milled	-	-	34,004	30,900
Au oz recovered	-	-	20,333	30,071
Ag oz recovered	-	-	153,031	220,960
Au eqv oz recovered	-	-	22,939	33,190
Kinross Mining Limited
Tons milled	-	-	-	5,016
Au oz recovered	-	-	-	9,966
Ag oz recovered	-	-	-	73,461
Au eqv oz recovered	-	-	-	11,516
Total
Tons milled	5,027	-	43,364	35,916
Au oz recovered	359	-	23,485	40,037
Ag oz recovered	2,024	-	159,217	294,421
Au eqv oz recovered	389	-	26,185	44,706

          The material from the high grade stock pile delivered to Queenstake Resources USA Inc. (“Queenstake”) in November 2009 was processed during Q3 2010 under the settlement agreement signed with Queenstake on June 14, 2010. In terms of the settlement agreement the parties share the metal proceeds and milling costs of $88 per ton. The 5,000 tons of material from the low grade stock pile delivered to Queenstake during 2007 was processed in Q4 2010 under the same agreement. This concluded the planned milling campaigns with Queenstake’ Jerrit Canyon mill.

– 52 –	Annual Information Form and Form 40-F

          The Company completed the ore purchase agreement with Newmont Mining Limited (“Newmont”) during Q3 2010. Once all materials delivered to Newmont were crushed and sampled, the final recovered metal ounces from this transaction amounted to 22,939 Au eqv oz.

          The completion of the milling campaigns and the depletion of the stockpile that had accumulated since May 2009 allowed for a comprehensive reconciliation between contained and recovered metal in September 2010. The impact of rain and snow during this extended period of stock piling as well as using grab samples to estimate the contained metal in the stockpile create an inherent risk in achieving accurate estimates of metal on hand. The final milling campaign results showed some 12,000 Au eqv oz less being recovered than estimated from the available stock pile information in 2009. The risk of future losses is significantly mitigated now that all material are being processed through our Esmeralda mill resulting in an average of 14 days between extracting and processing the material which allows for a more diligent reconciliation process and confirmation of estimates used.

Financial Analysis

          The tables below provide a summary of the key parameters and results of the recent financial analyses conducted on the Hollister Property. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification. See discussion above under “Cautionary Note to United States Investors”.

Table 20: Economic Assumptions.

Economic assumptions	January 2009 LOM estimates	January 2011 LOM estimates
Au Price	US$ 800/oz	US$ 1,000/oz
Ag Price	US$ 12/oz	US$ 15/oz
Grade Cut-off Au oz/t	0.33 oz/t	0.25 oz/t
Proven & Probable Reserves	1.284 million tons @ 0.87 oz/st Au and 4.58 oz/st Ag	1.048 million tons @ 0.79 oz/st Au and 4.75 oz/st Ag
	1.1 million oz Au	0.8 million oz Au
	5.9 million oz Ag	4.9 million oz Ag
	1.2 million Au equivalent oz	0.9 million Au equivalent oz
Percentage of measured & indicated resources used in financial model	80%	64%
Gold recovery	90%	92%
Silver recovery	90%	85%

Note:

For the February 2011 LOM estimates, gold equivalent was calculated using the following metals prices: US$1,000/oz for Au and US$15/oz for Ag. These prices are the January 2011 consensus metal prices from financial institutions that management has referenced against the industrial average.

Source: 2011 Hollister Report

– 53–	Annual Information Form and Form 40-F

          The January 2011 Mineral Reserves are, in the opinions of the authors of the February 2011 Hollister Report, a more robust assessment of the viability of the Hollister ore body. The most relevant factor leading to this conclusion resulted from a tighter in situ vein model for the June 2010 resource estimate, which also provided increased confidence in the measured and indicated mineral resources and classifications. This positively impacted on the modification of the resources to Proven and Probable reserves classification that have been incorporated into the revised financial modelling. An 85% “Call Factor” has also been applied to delivered ounces to allow for the variability in run-of-mine stockpile grade derived from the trial mining. The Call Factor compares the gold estimated in situ by the geologist with the amount of gold finally produced by the plant with allowance for losses to tailings. The factor is generally expressed as the ratio between the “gold called for” and the gold accounted for, as a percentage. Coupled with continuing empirical operating cost data derived from trial mining operations, the net outcome is that at a lower percentage of measured and indicated resources have been modified into Reserves for mine planning purposes than previously (2011 – 64% vs 2009 – 80%).

Table 21: Financial Analysis (After-Tax).

	January 2009 estimates	January 2011 estimates
Cash Operating Costs	US$ 426 / Au equivalent oz	US$ 527 / Au equivalent oz
IRR	41.20%	67.30%
*NPV (5%)	US$ 129.6 M	US$ 236.1 M
*NPV (10%)	US$ 93.8 M	US$ 202.1 M
Payback	5 years	2 years
Mine life	10 years	9 years

Note: January 2009 NPV includes historical capital spend.

Source: 2011 Hollister Report

          A sensitivity analysis was conducted to understand the impact on IRR and NPV (5% discount factor applied) by varying the gold price from US$850 to US$1,400 per ounce. The $1,400 price is for illustration only and cannot be considered to be the consensus long-term gold price at this time.

Table 22: Sensitivity Analysis using different Au prices.

	Gold price (US$)
	$850	$1,000	$1,250	$1,400
NPV (5%)	US$ 168.6 M	US$ 236.1 M	US$ 348.8 M	US$ 416.3 M
IRR	40.89%	67.29%	123.90%	168.27%

Source: 2011 Hollister Report

Table 23: Capital Cost Estimates – Hollister Property.

Mining capital cost (US$ million)	January 2009 estimates (US$ million)	January 2011 estimates (US$ million)
U/G Exploration & Development	43	33
Plant and infrastructure	30	32
Mining Equipment	10	13

– 54–	Annual Information Form and Form 40-F

Mining capital cost (US$ million)	January 2009 estimates (US$ million)	January 2011 estimates (US$ million)
Environmental impact study	-	7
Sub Total	83	85
LOM Capital	27	41
Total Project Capital	110	126
Capital spend up to December 31, 2008/ 2010	53	73
Remaining capital to be spent over LOM	57	53

Source: 2011 Hollister Report

          The difference in the 2009 and 2011 capital cost estimates can be understood in part by applying an estimated industry-wide inflation rate of 10% per annum to the 2009 estimate. Underground exploration amounts are net of production revenue from trial mining activities.

          The Esmeralda Mill has been refurbished as per the original project plan and subsequently been optimized to improve the throughput and recoveries of the high grade ore extracted at the Hollister project.

          The Environmental Impact Statement (“EIS”) process commenced in mid 2009 and is expected to be completed by early 2012. It was originally anticipated that the Hollister Property will only require an environmental assessment; however, in December 2008, the Company was advised that it would have to prepare the more fulsome EIS.

          Remaining capital expenditures required predominantly consists of life-of-mine (“LOM”) capital as well as the completion of the EIS (US$3.3 million), funding an expansion of the Esmeralda tailings dam (US$4.7 million) and, following the completion of the EIS, the construction of a power transmission line to the HDB (US$4 million).

Table 24: Cash Cost Estimates – Hollister Property.

	January 2009 estimates for LOM costs (US$/oz)	January 2011 estimates for LOM costs (US$/oz)
Mine costs	185	177
Development	61	85
Ore Transport	60	75
Milling	50	107
Royalties	37	45
Administration	33	38
Total	$426	$527

Source: 2011 Hollister Report

          Table 23 shows estimated cash costs per ounce which include direct and indirect development costs, engineering, environmental, safety, plant and site services, geology, general and administration, worker’s compensation, insurance, property tax, royalties, ore haulage, milling costs and contingencies in each section. Cash costs are a not a generally accepted accounting principles measurement and the calculation varies between issuers and so are not necessarily comparable.

– 55–	Annual Information Form and Form 40-F

          Applying an industry inflation rate of 10% per annum to the January 2009 estimates for LOM costs as well as adjusting for the increased royalty as a result of the increased metal prices used in this financial analysis, increases the January 2009 estimates for LOM cash costs to US$516 per ounce and explains much of the difference in the 2009 versus the 2011 estimate. Other explanations of the variance include:

  for on-mine costs (including mine and development costs), improved cost management and improvements in mine design and mining techniques has had a positive impact on these costs.

  the actual ore transport costs incurred approximate the original estimate of US$60 per ton. The per ounce cost increase is due to fewer tons being treated as well as higher expected road maintenance costs.

  reduced mill throughput as a result of the high metal content as well as the increased operating costs associated with recovering the high metal content per ton resulted in an increase in milling costs above industry inflation for this cost element. Automation of some components of the plant is underway with a goal of improving efficiency and decreasing these costs.

Safety Watch List

          On November 19, 2010, the Company was notified by letter from the Federal Mine Safety and Health Administration (“MSHA”) that MSHA had conducted a “pattern” of violation screening pursuant to Section 104(e) of the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”). The letter stated that MSHA has initially concluded that a potential pattern of violations exists at Hollister and set out a process by which Hollister could work with MSHA to avoid any further sanctions pursuant to that program.

          MSHA’s initial finding was based mostly on alleged violations, rather than violations which had been fully adjudicated. Many of the alleged violations that form the basis for MSHA’s finding as well as the injury severity measure screening data used by MSHA, are being challenged by the Company. The Company is confident that it will prevail in the great majority of those challenges and believes, for that and other reasons, that it should be removed from the watch-list without the penalties of Section 104(e) of the Mine Safety Act being invoked.

Plans for fiscal 2011

          The Company plans to continue its trial mining (ore removal and test-processing) activities at Hollister within the allowable ore tonnage authorizations of its existing permits, with all extracted material to be processed at the Esmeralda mill. A carbon regeneration system will be installed at the Esmeralda mill to enhance recoveries by preventing carbon fouling. The Nevada operations are targeted to produce an estimated 110,000 Au eqv oz in 2011 at a cash cost estimated to range between US$550 to US$600.

          The Company is continuing with underground infill drilling with a view to bringing the current inferred mineral resources into the indicated or measured categories, as well as step-out drilling to further explore the potential for western, northwestern, down dip and Blanket zone extensions to the mineralized vein systems. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Property deposit, to the extent that additional mineralization continues to be identified within the mineralized vein systems.

          The Company will also continue working on finalization of the EIS for Hollister by Q1 2012.

– 56–	Annual Information Form and Form 40-F

Esmeralda Property

          The long lead times required for permitting and high costs of constructing dedicated on-site processing and tailings storage facilities at the Hollister Property led to the Company’s decision to consider third party milling arrangements to treat Hollister ore on a “toll” milling basis. The Company entered into toll treatment arrangements in 2009 and 2010 for a total of two bulk samples 39,370 tonnes or 43,105 short tons which were supplied to two different Carlin trend processing facilities (Midas and Jerritt Canyon).

          Dissatisfaction with toll milling arrangements due to the high costs ultimately led to the Company purchasing the Esmeralda Mill for an offsite processing facility. The Company is now processing all run-of-mine mineralized material from the Hollister Property at the refurbished and upgraded Esmeralda Mill. A total of 93,128 tons has been treated at the Esmeralda Mill to date, of which 84,999 tons were treated in 2010. The final phase of operational optimization at the Esmeralda Mill is now underway.

          The Esmeralda Mill is located approximately 467 km (290 miles) by road from the HDB, with approximately 80% of that distance travelled on paved interstate roads. The Company’s transportation costs from the HDB to the Esmeralda Property have been approximately US$60 per ton, inclusive of road maintenance, which is based on its ore trucking experience to site since the Esmeralda Mill commenced milling in late 2009.

          The Esmeralda Mill is now capable of processing 320 tpd (350 st/d) of mineralized material with average grades of up to 34.28 g/t (1.0 oz/st) of gold and 205.7 g/t (6.0 oz/st) of silver; and produce doré bars on site. The foregoing enhancements are being undertaken with a view to improving efficiencies and reducing operating costs.

Mining

          A desktop study has been completed during the year to evaluate the exploration and mining potential of the Esmeralda property. The study involved the collection and review of the historical database, review of the permits and on-site rehabilitation of one of the declines to gain underground access to some of the historical stopes. It is expected that a recommendation to the Board will be made at an appropriate time once the mill is operating at steady state and an accurate determination of excess capacity in the mill can be made.

Geology

          Structural control is the most important factor in the localization of deposits in the Esmeralda district. There is a close spatial relationship between deposits (veins) and the north-south faults. Nearly all production of gold-rich ores came from mines located within 500 ft (152 m) of faults of this system. A property-wide geological assessment has indicated the presence of significant untested down-faulted epithermal vein targets immediately east of previous opencast and underground operations.

          Significant drill targets occur in the covered and/or undrilled area between the Humboldt and Ann Pits and east of the Martinez area.

– 57–	Annual Information Form and Form 40-F

Plans for fiscal 2011

Final optimization of the Esmeralda Mill involves:

  installing acid wash and carbon regeneration as the necessary permit has been granted;

  optimizing the plant operation through operational experience; and

  evaluating additional processing options such as upfront gravity recovery.

          Pending approval by the Board of Directors of the results of a review of the Esmeralda property, an exploration and mining plan for the property will be developed.

Mozambique

          The Company holds an 80% interest in an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the joint venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

          GSR currently owns the 17 square kilometer Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 feet (300 meters) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments).

          An initial soil sampling and ground geophysics program was completed on the property during 2008. A shear corridor in excess of 8,200 feet (2,500 meters) in strike and 1,310 feet (400 meters) in width has been identified for follow-up investigation. Although the project was placed on care and maintenance during 2009, a decision has since been made to continue with the joint venture.

Tanzania

          In Tanzania, exploration programs are being conducted in two separate geological terrains, namely the Archean (2.7 -3.3 billion years old “Ga”), greenstone-hosted, Lake Victoria Goldfields (north-west) and the Proterozoic (2.2 -1.6 Ga) Lupa Goldfields (south-west). The Company also manages a joint venture with African Barrick in the Geita Belt of the Lake Victoria Goldfields.

          The acquisition agreement entered into in 2008 provided for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size being made on certain mineral prospects held. In the event of such discoveries, the Company would issue shares valued at the higher of closing price on date of acquisition ($3.30) or then-prevailing market price to the former owners on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

          The Company also agreed to spend a minimum of $15 million and up to a maximum of $27 million in terms of the agreement to explore the acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure would also be contingent upon gold discoveries above a threshold of 500,000 ounces in size being made on certain mineral prospects.

– 58 –	Annual Information Form and Form 40-F

          In connection with this contingent payment requirement, the Company issued 3,073,773 shares in January 2010 with a total value of $5.5 million. During May 2010, the terms of the remaining liability were amended and settled in full through the issuance of 7.5 million shares in June 2010, thus eliminating any further discovery-contingent common share issuance requirements as well as eliminating the mandatory exploration expenditure timetable. The Company now holds all the prospects outright without further obligations in terms of the acquisition agreement.

          There remains a considerable amount of preliminary exploration work still to be completed on these properties. A number of permits are held that extend over significant strike extents of prospective structures, and which still require systematic exploration and potentially follow-up drilling. This process could ultimately allow a sizeable reduction of area of permits held.

          An initial target prioritization exercise has been completed, and this work continues to be supported with desk-top structural studies of airborne magnetic data and integration of gravity, geochemical and drilling data. The Imweru prospect (Geita West) remains a key follow-up target, with extensive drilling required to fully evaluate the 9 kilometer long shear corridor. Subject to orientation studies, Mobile Metals and Iron (“MMI”) geochemical surveys are planned on a number of covered structural targets. The Lupa Goldfield has also provided a number of follow-up targets, and work is progressing to seek a balanced prioritization with drilling and trenching programs to augment infill geochemical surveys.

East Russia (Kurils Islands)

          In addition, the Company owns mineral rights on the island of Kurils (eastern Russia) where an initial phase of diamond drilling was done in 2008, aimed at establishing indicated mineral resources in the main project area.

          The Kurils Project in Russia still requires a significant amount of phased exploration programs in order to generate a significant mineral resource base. The Company plans to dispose of this property.

Risk Factors

          There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Great Basin Gold and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Great Basin Gold’s business and its involvement in the gold exploration and development industry.

          An investment in the securities of Great Basin Gold is considered speculative and involves a high degree of risk due to, among other things, the nature of Great basin Gold’s business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. In addition to information set out elsewhere in this AIF and contained in the Company’s annual report on Form 40-F, for the financial year ended December 31, 2010, which is incorporated by reference into this AIF, investors should carefully consider the following risk factors. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

– 59–	Annual Information Form and Form 40-F

          A summary of the principal risks we face are as follows:

  the value of our reserves and the outlook for profitable mining from our operations is dependent on continuing strong gold prices. Gold prices are historically volatile and can be subject to long periods of depressed prices;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment may prove unreliable or mistaken. Reserves may be subject to revision based on various factors some which are beyond our control. There is no certainty we will ultimately be able classify all our mineral resources as mineable reserves under SEC rules;

  our Nevada operations are trial mining only and are subject to current and potential permit restrictions which could hinder or ultimately prevent full production mining at the Hollister Property. Failure or delay to successfully complete a required environmental impact statement will delay or preclude the move into full production mining at Hollister Property; and

  our operations in South Africa are subject to political risk and the mining laws of post-apartheid South Africa are still evolving with tenure rights which have not been extensively tested in the courts or are not yet fully settled, meaning that our ability to retain prospecting and mining rights may be subject to unexpected changes or conditions.

General Discussion of Risks

There is no assurance that our Hollister Property mineral resources will ever be classified as reserves under the disclosure standards of the SEC and the Burnstone Property mineral reserves may differ under SEC standards.

          The mineralized material at our Hollister Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but no part of the Hollister Property's mineralization is yet considered to be a reserve under United States mining standards, because among other considerations, all necessary mining permits would be required to be on hand or issuance imminent in order to classify the project’s mineralized material as an economically exploitable reserve. The proven and probable reserves at our Burnstone Property may be calculated differently under SEC standards for reserves than the manner in which we calculate them under Canadian disclosure standards. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral resources, especially reserves, which is disclosed in accordance with the requirements of the SEC.

The exploration for and development of mineral deposits involves significant risks

          Mineral resource exploration is a speculative business and involves a high degree of risk. We have completed feasibility study work which outlines mineral reserves at both the Burnstone Property and the Hollister Property under NI 43-101. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

– 60–	Annual Information Form and Form 40-F

          The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.

          The figures for mineral reserves and resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period. In addition, we may not be able to secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

          The estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors.

No history of mining operations or profitability

          The Company’s properties are in the trial mining and initial commencement of commercial production stages. As a result, Great Basin Gold is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

– 61–	Annual Information Form and Form 40-F

Uncertainty of acquiring additional mineral rights

          There is no assurance that any anticipated level of recovery of gold reserves will be realized or will ever qualify as commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

          The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities. In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. There can be no assurance that the Company will in future successfully acquire additional commercially mineable (or viable) mineral rights.

Government regulation

          Great basin Gold’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine, safety, toxic substances, land use, water use, land claims of local people and other matters. Although Great basin Gold’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

          Many of Great Basin Gold’s mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits for the Burnstone Property are, as a practical matter, subject to the discretion of the South African government. No assurance can be given that Great Basin Gold will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Great Basin Gold may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          New laws and regulations or amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Great Basin Gold and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

– 62 –	Annual Information Form and Form 40-F

A substantial or extended decline in gold prices would have a material adverse effect on our business

          Our business is dependent on the price of gold, which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

  sales or leasing of gold by governments and central banks;

  strengthening of the US dollar;

  global or regional recession or reduced economic activity;

  speculative trading;

  decreased demand for industrial uses, use in jewellery or investment;

  high supply of gold from production, disinvestment and scrap;

  interest rates;

  sales by gold producers in forward transactions and other hedging;

  the production and cost levels for gold in major gold-producing nations; and

  the cost level (in local currencies) for gold in major consuming nations.

          Any substantial drop in the price of gold would adversely impact our future revenues, profits and cash flows. In addition, sustained low gold prices can:

  reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price;

  halt or delay the development of new projects; and

  reduce funds available for exploration, with the result that depleted minerals are not replaced.

          If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses. As a result, we could lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is often subject to potential claims by third parties claiming an interest in them

          Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims, prospecting rights and new order mining right, some of which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.

We may not be able to obtain insurance for many of the risks that we face

          In the course of exploration, development and production of mineral properties, a variety of risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not possible to fully insure against many of the risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.

– 63–	Annual Information Form and Form 40-F

          We are not insured against all environmental risks. Insurance against environmental risks (including potential liability for hazards as a result of the disposal of waste products resulting from exploration and production) is not generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

Risks More Specifically Relating to the Hollister Property

Risks associated with the 2011 Hollister Report

          The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Hollister Property. The mineralized material at the Hollister Property is currently classified as a measured and indicated resource and a portion qualifies as proven and probable reserves under NI 43-101. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the 2011 Hollister Report. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. Operating costs of the Esmeralda Mill are estimated not to exceed US$60 per ton, based on the advice of its previous owners, which the Company believes to be a reasonable number. The Company’s initial experience has not led it to believe the actual number would be materially different from this estimate.

Risks associated with the Environmental Impact Statement

          The Company is required to prepare an environmental impact statement as part of its mining permitting application at the Hollister Property. Preparing the EIS is an in-depth and involved process and as a consequence, there is great uncertainty in respect of timing and requirements to successfully complete an EIS. Failure or delay to get an EIS could materially hinder, delay or preclude the Company moving into production at the Hollister Property.

Permit restriction on production

          At the Hollister Property, test mining and bulk sampling commenced during 2008. The permitted production and processing offsite of ore at the Hollister Property is currently limited to 275,000 tons of ore per year in accordance with recent permitting received December 24, 2008. If the Company fails to obtain and/or maintain in good standing the necessary permits or exceeds the production restrictions on its current permitting, its trial mining and planned development activities could cease or be delayed.

We could incur substantial costs due to the environmental impact of our mining operations

          The Company’s activities at the Hollister Property are subject to extensive federal, state and local laws and regulations governing environmental protection. We must obtain governmental permits and provide associated financial assurances to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

– 64 –	Annual Information Form and Form 40-F

          Failure to comply with the appropriate environmental laws can lead to injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Company has been or will at all times be in complete compliance with such laws or permits or that the cost of complying with current and future environmental laws and permits will not materially adversely affect our future cash flow and results of operations.

Risks More Specifically Relating to South Africa and the Burnstone Property

General

          A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

We are subject to exchange control regulations that may affect our ability to borrow funds and guarantee obligations of our subsidiary

          South African law provides for exchange control regulations which restrict the export of capital by residents from the common monetary area, which includes South Africa. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of subsidiaries with regard to these borrowings. Although the government has expressed an intention to gradually relax exchange control regulations with a view to ultimately eliminating exchange controls, there is no certainty that exchange control regulations will be reduced or eliminated.

Changes in mining legislation could adversely affect our operations

          Our business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In South Africa, in order to maintain security of tenure of our mineral properties, we are obliged to comply with the MPRDA, the associated regulations and the socio-economic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of BEE criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.

Retention of prospecting and mining rights cannot be guaranteed

          In South Africa, although we have successfully converted all of our old prospecting rights to new order prospecting rights, and obtained our mining right (effective February 17, 2009), new order prospecting or mining rights may be suspended or cancelled where the DMR, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.

– 65 –	Annual Information Form and Form 40-F

Non-compliance with black economic empowerment (“BEE”) legislation and policies could affect our ability to retain or secure mining rights

          In South Africa, we are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socioeconomic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.

         In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. Non-compliance with the provisions of the Mining Charter (as amended in September 2010) could lead to loss of mining and related rights.

          The Mining Charter’s stated objectives include the:

  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  expansion of the skills base of such persons;

  promotion of employment and advancement of the social and economic welfare of mining communities; and

  promotion of beneficiation within South Africa.

          The Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within 10 years from the effective date of the MPRDA. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing financing to fund their equity participation up to an amount of ZAR100 billion within the first five years after the implementation of the MPRDA. Beyond this ZAR100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer – willing seller basis.

          We are presently in compliance with the Mining Charter (as amended) and BEE requirements, but we cannot be certain that we will continue to be in compliance with the BEE requirements, which theoretically can be changed by legislative acts of the South African government at any time. Other future events or circumstances could result in our non-compliance if, for example, our BEE partner disposes of a sufficient number of the approximately 19.94 million of our shares purchased by it, or if our BEE partner is diluted out of or otherwise loses its interest in such shares. Failure to comply with these requirements may adversely affect our mining operations in South Africa and our financial condition.

We could incur substantial costs due to the environmental impact of our mining operations

          Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 (“NEMA”). Of these, the provisions of NEMA are particularly far-reaching, especially s.28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment. Some have speculated that Section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.

– 66 –	Annual Information Form and Form 40-F

          Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DMR, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.

          Under the National Water Act, 1998, the owner of land and controllers or occupiers of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.

          The Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.

Operations in South Africa are subject to risks including higher HIV/AIDS rates than those prevailing in North American and European jurisdictions

          We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.

          Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.

The impact of the South African Royalty Act

          The Royalty Act, which provides that a royalty will be payable to the South African government for gold production at a percentage of revenues from the gross sale of refined gold came into operation on March 1, 2010. Although management has estimated the royalty payable on the Burnstone Property to be 4% of gross sales of refined gold, there is no certainty that it would not be higher.

– 67 –	Annual Information Form and Form 40-F

Actual infrastructure costs may increase from those reported in the 2011 Burnstone Report

          Although costs, including design, procurement, construction and on-going operating costs and metal recoveries, have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2011 Burnstone Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Risks Relating to Financial Matters

The Company may be unable to repay its Indebtedness

          The Company undertook a secured Note Financing in December 2008 and secured debt facilities with Credit Suisse in 2010 and plans to do a second facility in 2011. These debts are secured against the Company’s subsidiaries’ assets. The Company also issued unsecured debentures in 2009. Should the Company be unable to repay these loans when due, the Company could face legal action by debt holders who can realize on the Company’s assets, resulting in a seizure and sale with loss to the Company. The Company’s unsecured indebtedness must be repaid if not converted into common share equity failing which the debenture holders may obtain judgments and ultimately realize against the Company’s assets if the Company defaults in respect of the debenture obligations.

Change in accounting or financial reporting standards may adversely impact our financial performance

          Changes in accounting or financial reporting standards may adversely impact the financial performance reported by us in the future. We currently report our financial performance in Canadian GAAP. The Canadian Accounting Standards Board announced that international financial reporting standards (“IFRS”) will become applicable to Canadian public entities for financial years beginning on or after January 1, 2011. Our first period of IFRS reporting will be for the quarter ending March 31, 2011. We have started the transition process from Canadian GAAP to IFRS and are in the process of assessing and evaluating the potential impact of our transition to IFRS.

          Based on our review to date, we anticipate that there may be material differences in accounting treatment between Canadian GAAP and IFRS. For further information on our changeover plan and on the material differences in accounting treatment, see our most recent annual MD&A.

Risks Related to Common Shares

Further equity financing may substantially dilute the interests of our shareholders

          We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

Our common shares may experience price and volume volatility

          In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities, and the price may decline below their acquisition cost. As a result of this volatility, you may not be able to sell your securities at or above their acquisition cost.

– 68–	Annual Information Form and Form 40-F

          Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

          In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We have a history of losses

          We and our predecessor companies have 15+ year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders

          We may issue additional common shares or securities convertible into common shares in the future pursuant to a number of existing agreements and further issuances due to anti-dilution provisions in existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities

          Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws

          Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. Accordingly, we do not comply with NAE corporate governance requirements under an exemption in the NAE rules that permits us to follow Canadian governance requirements except for the US requirements relating to the independence of the Audit Committee.

– 69 –	Annual Information Form and Form 40-F

Risks relating to Global Economy

          Market events and conditions in 2008 and 2009, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital. Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and continued thereafter, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

Risks Relating to our Business and Operations

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licenses, or if issued that they will be renewed or that we can comply with the conditions imposed

          Mineral resources are typically owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

          Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly from those estimated for a project prior to production

          Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

          Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

– 70–	Annual Information Form and Form 40-F
  anticipated capital and operating costs.

          Our projects have no operating history upon which to base estimates of future cash operating costs.

         Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

          Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

          It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

– 71 –	Annual Information Form and Form 40-F

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition

          Our activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

          Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition. For example, see “Description of the Company’s Two Principal Mineral Projects – Hollister Property, Nevada and its Hollister Development Block – Safety Watch List”.

We compete with other companies with greater financial resources

          We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to litigation risks

          All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past and may from time to time be involved in various routine legal proceedings although no such proceedings are currently ongoing. Further, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have material adverse effects on the Company’s future cash flow, results of operations or financial condition.

          In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations

          We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.

– 72 –	Annual Information Form and Form 40-F

          Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations

          We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

          Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

          The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

          No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

– 73 –	Annual Information Form and Form 40-F

If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

ITEM 6    DIVIDENDS

          The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7     DESCRIPTION OF CAPITAL STRUCTURE

          Great basin Gold’s share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 414,015,108 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2010 as well as 24,918,480 share purchase warrants outstanding and 16,440,991 share options outstanding at that date.

The following details the share capital structure as at March 27, 2011. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Table 25: Share Capital Structure.

Share Capital Structure
Equity type	Expiry date	Exercise price	Number granted (thousands)	Total (thousands)
Common shares				452,183
Share purchase options	March 31, 2011	$3.57	90
	April 30, 2011	$2.45	450
	May 21, 2011	$3.47	150
	August 18, 2011	$2.78	220
	October 30, 2011	$1.50	114
	December 11, 2011	$1.25	1,607
	February 11, 2012	$1.75	1,650
	April 18, 2012	$2.68	90
	July 15, 2012	$1.49	333
	October 9, 2012	$1.65	295
	February 10, 2013	$1.78	660
	March 26, 2013	$1.74	2,461
	April 10, 2013	$3.60	110
	August 3, 2013	$1.81	1,107
	November 9, 2013	$2.96	450

– 74 –	Annual Information Form and Form 40-F

	December 11, 2013	$1.25	255
	January 14, 2014	$1.35	825
	March 11, 2014	$2.46	5,580
	February 11, 2014	$1.75	690
	April 12, 2014	$1.49	2,380
	July 15, 2014	$1.49	100
	March 26, 2015	$1.74	1,500
	March 11, 2016	$2.46	1,475	22,592
Warrants	December 12, 2011	$1.25	21,068	21,068
Convertible debentures	November 30, 2014	$2.15	58,837	58,837
Fully diluted shares				554,680

          There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin Gold rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Great Basin Gold’s securities have not received any ratings from any rating organization.

ITEM 8 MARKET FOR SECURITIES

          The following table shows the progression in high and low trading prices of the common shares of Great Basin Gold on the TSX, JSE and NYSE Amex for the periods listed. TSX and NYSE Amex are our primary markets although we listed our common shares on the JSE in 2006 by way of a secondary listing.

Table 26: Trading Prices.

Sasfin

	TSX:GBG			JSE: GBG			NYSE: GBG
	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day
	Canadian Dollars			South African Rand			United States Dollars
Last fourteen months
February 2011	$2.78	$2.53	2 967 489	R20.50	R18.10	9 361	$2.82	$2.57	2 219 070
January 2011	$2.92	$2.42	61 785 881	R20.00	R17.10	213 988	$3.01	$2.42	47 300 102
December 2010	$3.04	$2.66	71 19 ,808	R22.50	R18.50	173 401	$3.04	$2.65	51 603 990
November 2010	$3.33	$2.63	88 577 255	R22.44	R18.40	1 074 261	$3.32	$2.57	77 566 726
October 2010	$2.94	$2.44	84 251 968	R19.70	R16.60	460 210	$2.94	$2.39	49 030 978
September 2010	$2.62	$2.20	85 789 337	R17.95	R15.01	3 768 457	$2.55	$2.11	52 509 019
August 2010	$2.30	$1.79	86 190 246	R15.84	R12.63	2 043 990	$2.19	$1.67	35 824 297

– 75–	Annual Information Form and Form 40-F

	TSX:GBG			JSE: GBG			NYSE: GBG
	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day
	Canadian Dollars			South African Rand			United States Dollars
July 2010	$1.90	$1.71	32 466 966	R13.76	R12.50	1 786 463	$1.84	$1.58	20 107 101
June 2010	$1.93	$1.70	28 305 082	R13.90	R12.73	232 685	$1.89	$1.65	25 027 765
May 2010	$1.96	$1.68	55 267 893	R14.25	R12.40	308 535	$1.92	$1.56	43 908 985
April 2010	$1.96	$1.70	57 306 068	R14.00	R12.40	666 152	$1.95	$1.69	33 554 009
March 2010	$1.84	$1.64	45 564 153	R12.95	R12.28	323 489	$1.81	$1.61	30 115 983
February 2010	$1.90	$1.63	1 638 078	R13.40	R12.20	14 072	$1.79	$1.55	147 368
January 2010	$2.09	$1.73	1 781 771	R14.80	R12.70	17 989	$2.02	$1.62	138 042
By fiscal quarter
Quarter ended December 31, 2010	$3.09	$2.45	3 873 477	R22.50	R16.60	26 686	$3.11	$2.40	2 784 401
Quarter ended September 30, 2010	$2.60	$1.74	3 245 183	R17.80	R12.50	118 733	$2.55	$1.58	1 694 382
Quarter ended June 30, 2010	$1.93	$1.70	2 236 175	R14.25	R12.40	19 793	$1.90	$1.62	1 626 837
Quarter ended March 31, 2010	$2.03	$1.64	1 811 662	R14.75	R12.25	15 560	$1.98	$1.58	1 373 064
Quarter ended December 31, 2009	$1.90	$1.49	2 818 972	$13.25	$10.60	30 073	$1.81	$1.36	238 228
Quarter ended September 30, 2009	$1.80	$1.36	1 588 428	$12.50	$9.76	18 879	$1.69	$1.23	156 369
Quarter ended June 30, 2009	$1.97	$1.37	2 572 153	$14.00	$10.45	26 091	$1.77	$1.11	122 198
Quarter ended March 31, 2009	$2.38	$1.11	808 765	$18.90	$9.70	35 438	$1.90	$0.87	174 452
Quarter ended December 31, 2008	$2.18	$0.91	841 211	R17.00	R8.10	164 614	$2.07	$0.73	822 047
Quarter ended September 30, 2008	$3.73	$1.48	585 498	R28.49	R12.00	116 799	$3.72	$1.37	650 915
Quarter ended June 30, 2008	$3.75	$2.90	515 420	R28.50	R22.25	99 300	$3.73	$2.84	434 353
Quarter ended March 31, 2008	$3.83	$2.69	805 182	R30.50	R13.27	63 916	$3.85	$2.70	695 191
Quarter ended December 31, 2007	$3.45	$2.53	595 951	R24.00	R18.00	153 665	$3.62	$2.25	572 191
Quarter ended September 30, 2007	$3.24	$2.01	609 610	R21.75	R14.08	94 919	$3.13	$1.89	489 589
Quarter ended June 30, 2007	$2.88	$2.28	813 226	R19.00	R14.00	103 179	$2.70	$1.96	378 440
Quarter ended March 31, 2007	$2.64	$1.88	142 760	R16.00	R10.90	64 011	$2.27	$1.60	299 895
Quarter ended December 31, 2006	$2.28	$1.46	119 985	R15.40	R11.82	45 774	$2.03	$1.30	258 389
Quarter ended September 30, 2006	$2.07	$1.45	102 487	n/a	n/a	n/a	$1.84	$1.27	188 173
Quarter ended June 30, 2006	$2.70	$1.69	213 720	n/a	n/a	n/a	$2.44	$1.51	347 630

– 76 –	Annual Information Form and Form 40-F

	TSX:GBG			JSE: GBG			NYSE: GBG
	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day
	Canadian Dollars			South African Rand			United States Dollars
Quarter ended March 31, 2006	$2.60	$1.77	156 451	n/a	n/a	n/a	$2.21	$1.54	303 074
Quarter ended December 31, 2005	$1.80	$1.01	119 740	n/a	n/a	n/a	$1.56	$0.86	223 084
Quarter ended September 30, 2005	$1.28	$0.99	51 111	n/a	n/a	n/a	$1.03	$0.83	131 364
Quarter ended June 30, 2005	$1.38	$1.01	35 426	n/a	n/a	n/a	$1.13	$0.79	122 127
Quarter ended March 31, 2005	$1.55	$1.33	72 520	n/a	n/a	n/a	$1.30	$1.11	174 252
By fiscal year
Year ended December 31, 2010	$3.09	$1.64	2 795 529	R22.50	R12.25	45 732	$3.11	$1.58	1 876 637
Year ended December 31, 2009	$2.38	$1.11	1 951 615	R18.90	R9.70	27 619	$1.90	$0.87	172 993
Year ended December 31, 2008	$3.83	$0.91	685 678	R30.50	R8.10	111 298	$3.85	$0.73	649 592
Year ended December 31, 2007	$3.45	$1.88	538 534	R24.00	R10.90	103 950	$3.62	$1.60	436 652
Year ended December 31, 2006	$2.70	$1.45	148 488	R15.40	R11.82	45 774	$2.44	$1.27	274 202
Year ended December 31, 2005	$1.80	$0.99	69 151	n/a	n/a	n/a	$1.56	$0.79	162 330
Year ended December 31, 2004	$3.70	$1.41	85 947	n/a	n/a	n/a	$2.90	$1.09	262 252
Year ended December 31, 2003	$3.90	$1.13	160 834	n/a	n/a	n/a	$3.00	$0.83	254 493
Year ended December 31, 2002	$2.30	$0.82	45 144	n/a	n/a	n/a	$1.52	$0.52	81 664

ITEM 9     ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

          There are no shares of Great Basin Gold held in escrow, or subject to contractual restrictions on transfer.

ITEM 10   DIRECTORS AND OFFICERS

          The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Great Basin Gold are as follows. Except where indicated, each director and senior officer of Great Basin Gold has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

– 77–	Annual Information Form and Form 40-F

A. Directors

Table 27: Directors.

Name, position in the Company and province or state, and country of residence	Period(s) a director of the Company
Patrick R. Cooke Director Johannesburg, South Africa	Since April 2006
T. Barry Coughlan Director Vancouver, British Columbia, Canada	Since February 1998
Ferdinand Dippenaar President, Chief Executive Officer and Director Bryanston, Gauteng, South Africa	Since December 2005
David M.S. Elliott Director Vancouver, British Columbia, Canada	Since July 2004
H. Wayne Kirk Director Orcas, Washington, USA	Since July 2004
Joshua C. Ngoma Director Sandton, Gauteng, South Africa	Since July 2009
Gert J. Robbertze Director Sandton, Gauteng, South Africa	Since March 2010
Walter T. Segsworth Director North Vancouver, British Columbia, Canada	January 2003 to March 2011
Ronald W. Thiessen Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

          At the annual general meeting held on June 22, 2010, directors listed above were re-elected to a one-year term of office expiring at the next annual general meeting of Great Basin Gold, which is expected to be held on June 7, 2011. Mr. Segsworth resigned from the Board on March 3, 2011. Based on insider reports filed on www.sedi.ca, as at March 27, 2011, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company (0.27%), or common shares on a fully diluted basis (0.22%) .

The following committees have been established by the members of Great Basin Gold’s Board of Directors:

– 78 –	Annual Information Form and Form 40-F

Table 28: Board Committees.

Membership
Audit Committee	Patrick R. Cooke, Chair David M.S. Elliott H. Wayne Kirk
Compensation Committee	T. Barry Coughlan, Chair Patrick R. Cooke Gert J. Robbertze
Nominating and Corporate Governance Committee	H. Wayne Kirk, Chair T. Barry Coughlan Gert J. Robbertze
Environmental, Health and Safety Committee	Walter T. Segsworth, Chair Joshua C. Ngoma Gert J. Robbertze
Investment Committee	Ferdi Dippenaar, Chair Patrick R. Cooke Walter T. Segsworth Ronald W. Thiessen
Executive Committee	Ronald W. Thiessen, Chair Patrick R. Cooke T. Barry Coughlan Ferdi Dippenaar

          The mandate of each of these committees is more particularly described in Great basin Gold’s management information circular filed on www.sedar.com on June 1, 2010 and on the Company’s website at www.greatbasingold.com.

          The following biographies have been provided by the individual directors.

Principal Occupation and Other Companies Served by Current Directors of Great Basin Gold

PATRICK R. COOKE, B.Comm (Wits), CA (SA) – Director

Patrick Cooke is a native of South Africa and received his chartered accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke was responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in mineral resources, information technology, wholesale fast moving consumer goods, financial services and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director and Chief Operating Officer and with effect from 8 February 2011 was appointed Acting Chief Executive Officer.

– 79 –	Annual Information Form and Form 40-F

Mr. Cooke is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Pangea DiamondFields PLC	Director	August 2006	December 2008
Great Basin Gold Ltd.	Director	April 2006	Present
Sallies Ltd.	Director	October 2009	Present
	Financial Director, CFO, COO and Acting CEO	February 2010	Present

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 24 years has been involved in the acquisition and financing of publicly traded mining companies. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company which has developed resource projects in Canada, the USA, Mexico and Africa.

Mr. Coughlan is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Resources Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	February 2010
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerlyTri-Gold Resources Corp).	President and Director	June 1986	Present
Amarc Resources Ltd.	Director	February 2009	Present
Rathdowney Resource Corp	Director	March 2011	Present

FERDINAND DIPPENAAR, B. Proc, MBA – President, Chief Executive Officer (“CEO”) and Director

Ferdi Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005.

– 80 –	Annual Information Form and Form 40-F

Mr. Dippenaar is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Village Main Reef Gold Mining Company (1934) Ltd.	Director	July 2008	Present
Kryso Resources Inc.	Director	April 2007	Present
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd.	Executive Director	1997	November 2005

DAVID M.S. ELLIOTT, B.Comm, FCA, ICD.D – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a chartered accountant designation with KPMG LLP. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

Mr. Elliott is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	June 2009
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired attorney and professional consultant. With over 40 years professional experience, Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

– 81 –	Annual Information Form and Form 40-F

Mr. Kirk is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Gabriel Resources Ltd.	Director	June 2008	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

JOSHUA C. NGOMA, M.Eng – Director

Joshua Ngoma, a founding member and the current Chief Executive Officer of Tranter Holdings (Pty) Ltd, was elected to the Board of Great Basin Gold, effective July 15, 2009. He holds a Bachelor of Engineering degree with honours in mining engineering from Camborne School of Mines in the UK and a Master of Engineering in Project Management from Pretoria University in South Africa and has spent most of his career in the mining industry. He served with ZCCM (Zambia Consolidated Copper Mines Ltd), Cementation Mining, De Beers and Sasol Mining before joining Eyesizwe Coal, where he served from Group Technical Manager to General Manager of the Matla Colliery. He later joined Anglo Platinum as the Group Manager: New Mining Technologies, where he was responsible for the development and implementation of the Group’s new mining technologies.

Mr. Ngoma is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2009	Present

GERT (Gerry) J. ROBBERTZE, P. Eng – Director

Mr. Robbertze, is an Associate of Camborne School of Mines (ACSM), a Fellow of the Institute of Mining and Metallurgy (FSAIMM), a Member of the South African Mine Managers Association (MSAMMA) and a member of the South African Council for Professional Engineers (Pr Eng). He has served with Anglo American Corporation Limited, Kuruman Cape Blue Asbestos, Tsumeb Corporation Limited, Gold Fields of South Africa, Associated Ore and Metal Limited , and Anglovaal Mining Limited. He is currently a director of the Mineral Corporation Consultancy (Pty) Limited. Mr Robbertze was appointed director of the Company in March 2010.

Mr. Robbertze is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	March 2010	Present

– 82 –	Annual Information Form and Form 40-F

WALTER T. SEGSWORTH, P.Eng – Director

Walter Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person in the past. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering. Mr. Segsworth resigned as a Director of the Company in March 2011.

Mr. Segsworth is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	June 2008
Great Basin Gold Ltd.	Director	January 2003	March 2011
Cumberland Resources Ltd.	Director	May 2002	April 2007
Yukon Zinc Corp.	Director	February 2001	July 2008
UEX Corporation	Director	March 2002	June 2008
Plutonic Power Corp	Director	October 2003	Present
Centenario Copper Corporation	Director	March 2004	April 2009
Pan American Silver Corp.	Director	May 2009	Present

RONALD W. THIESSEN, CA

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies, and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007

– 83 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	Director	July 1992	December 2006

B.           Officers

Ferdinand Dippenaar	Chief Executive Officer	December 2005	Present
Lou van Vuuren	Chief Financial Officer	March 2008	Present
Johan Oelofse	Chief Operating Officer	March 2006	Present
Willie Beckmann	Vice President, Business Services	March 2006	Present
Dawie Mostert	Vice President, Human Capital	March 2006	Present

– 84 –	Annual Information Form and Form 40-F

FERDINAND DIPPENAAR, Chief Executive Officer

          See Mr. Dippenaar’s biography under the heading “Directors” above.

LOU VAN VUUREN, Chief Financial Officer

          Mr. van Vuuren is a qualified Chartered Accountant and joined the Company from PricewaterhouseCoopers. He brings along a wealth of experience in multi-national companies listed on various world markets and the required regulatory requirements posed to such companies. He has been involved in the international gold mining sector for a number of years and gained valuable exposure during his involvement in various capital raising transactions as well as mergers and acquisitions.

JOHAN OELOFSE, Chief Operating Officer

          Mr. Oelofse is a qualified mining engineer with 28 years experience including working on projects in South Africa, Uganda, Mozambique, Argentina, Kentucky in the USA, Kazakhstan, Uzbekistan, Tajikistan, China, Malaysia, Indonesia and the DRC. Mr. Oelofse began his career in the South African Gold Mining environment and gained a working knowledge of all aspects of the industry. Mr. Oelofse has a B Ing degree from Pretoria University in South Africa and an MSc Mining Engineering at Camborne School of Mines. Mr. Oelofse joined Great Basin Gold as Chief Operating Officer in March 2006.

WILLIE BECKMANN, Vice President: Legal and Compliance

          Mr. Beckmann is an accredited attorney, notary and conveyancer. Mr. Beckmann obtained the degrees B Juris LLB (1983) from the North West University. Mr. Beckmann started his career as an officer in the South African Defence Force where he gained extensive experience in administrative law, the drafting of legislation and investigatory review techniques. Mr. Beckmann joined the gold mining industry in 2002 as the group security manager of Harmony Gold Mining Company. Mr. Beckmann since then successfully founded the Legal and Compliance Department overseeing the security, legal and enterprise- wide risk management functions of Harmony. Mr. Beckmann joined Great Basin Gold in March 2006 responsible for the Legal and Compliance functions and business services.

DAWIE MOSTERT, Vice President: Human Capital

          Mr. Mostert has a diploma in Labour Relations (DPLR) (Advanced Labour Law) and a MBA degree from Wits University in South Africa. Mr. Mostert has approximately 17 years experience in the mining industry during which time he has functioned in many positions including Human Resources Manager, Mine Manager, Elandsrand; Executive Training and People Development; Executive Employee Relations; Executive Human Resources and Executive New Mines. Mr. Mostert was appointed to the executive of Harmony Gold Mining Company in April 2002. As a Harmony executive, Mr. Mostert served on the boards of The South African Mathematics Foundation and the Mining Qualifications Authority (Mining SETA).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

          No director or officer of Great Basin Gold is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

– 85–	Annual Information Form and Form 40-F

Potential Conflicts of Interest

          Several Directors of Great Basin Gold also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Great Basin Gold and such other companies. Furthermore, those other companies may participate in the same properties as those in which Great Basin Gold has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Great Basin Gold. One Director, Joshua Ngoma is a director of our BEE partner Tranter Gold (Pty) Ltd and so has potential conflicts of interest in connection with serving on the board of a major shareholder at the same time he serves on the Company’s board.

ITEM 11   PROMOTERS

          Not applicable.

ITEM 12   LEGAL PROCEEDINGS

          No other material legal proceedings involving Great Basin Gold or its subsidiaries are ongoing or expected.

ITEM 13   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Apart from Joshua C. Ngoma (a director of the Company who has a material interest in the Company’s BEE transaction, but who abstained from the relevant resolutions approving the transaction, none) of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company.

ITEM 14   TRANSFER AGENT AND REGISTRAR

          The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC as well as its South African affiliate at its Johannesburg office. Great Basin Gold maintains separate share registers.

– 86–	Annual Information Form and Form 40-F

ITEM 15   MATERIAL CONTRACTS

          (a) Tranter Margin Loan Agreements: Under these agreements Great Basin Gold has initially guaranteed ZAR80 million ($11 million) of the indebtedness of its BEE partner, Tranter Burnstone (Pty) Ltd (“Tranter Burnstone”) and as well provided a ZAR 32 million deposit ($4.3 million) in December, 2008 to increase the value of the 19.9 million shares of Great Basin Gold pledged as security for the ZAR380 million ($52 million) loan made by South African banks to Tranter Burnstone. Great Basin Gold then agreed with Investec to increase the guarantee to ZAR140 million ($21 million) to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter Burnstone to Investec. Any advances to Tranter Burnstone under this guarantee are due to be repaid by Tranter Burnstone in instalments from 2014 to 2017, with interest at South African prime interest rate plus 2%. Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter (second to Investec). The Company’s wholly owned subsidiary Southgold Exploration (Pty) Ltd was also required to set aside $12 million (ZAR80 million) in an Investec account to be utilized for any advances required to be made to Tranter under the guarantee. The amount agreed to be set aside set aside was loaned to Tranter Burnstone in October 2010 through a loan of $13 million (ZAR88 million) under the guarantee agreement. Therefore the balance of the restricted cash ($12 million) as disclosed in the September 30, 2010 interim financial statements was used to partially fulfill this obligation. As a result of the loan the remaining Tranter Burnstone guarantee is now reduced to ZAR52 million ($6.9 million) and Tranter Burnstone continues to owe the Company $13 million.

          (b) Senior Notes Indenture Dated December 12, 2008 and filed at www.sedar.com on January 20, 2009. The Indenture governs the terms of the US$50 million senior secured Notes described under “Description of Capital Structure”; As stated below the senior secured notes were retired by the Credit Facility from Credit Suisse AG on March 15, 2011 ;

          (c) On May 21, 2010, the Company announced that it obtained a US$47 million export finance credit facility from Credit Suisse AG. The facility was upsized to US$72 million in August 2010. This facility (“First CS Facility”) has a maximum term of four years from date of draw down, with interest and capital repayment commencing nine months after draw down, and bears an interest rate of 4% over the U.S. LIBOR rate. The Company has the right to retire the First CS Facility 12 months after draw down at no additional cost. The Burnstone Property is the primary security for the First CS Facility. A hedging program typical for these facilities was implemented for the First CS Facility involving a zero-cost-collar structure for a total of 105,000 Au ozs over the next four years. On March 15, 2011, Great Basin Gold closed a second credit facility approval from Credit Suisse AG to enter into a Term Loan Financing for US$60 million (“Second CS Facility”). The Second CS Facility has a maximum term of four years from date of draw down, with interest and capital repayment commencing three months after draw down, and bears an interest rate of 3.75% over the U.S. LIBOR rate. The Company has the right to retire the Second CS Facility 12 months after draw down at no additional cost. The Hollister Property and Esmeralda Mill are the primary security for the Second CS Facility. A hedging program typical for this facility was implemented and involves a zero-cost-collar structure for a total of 105,000 Au ozs over the next four years. Of the US$60 million proceeds of the Second CS Facility, some US$52 million was used to retire the Senior Secured Notes issued in 2008.

          (d) Great Basin Gold’s stock option plan described in its 2008 shareholder proxy materials filed on www.sedar.com on May 29, 2008;

          (e) Convertible debentures. The Debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

– 87 –	Annual Information Form and Form 40-F

ITEM 16   INTERESTS OF EXPERTS

Interests of Experts

          The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

          (a) The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated March 4, 2011 in respect of the Corporation’s consolidated financial statements as at December 31, 2010 and the Corporation’s internal control over financial reporting as at December 31, 2010. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

          (b) Daniel J. van Heerden Pr. Eng., ECSA, FSAIMM , AMMSA Director of Minxcon Mining Consultants , Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat. are the qualified persons who co-authored technical report entitled “Technical Report on the Update of the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine, Elko County, Nevada, USA” dated February 8, 2011 and filed on SEDAR on February 8, 2011;;

           (c) Daniel J. van Heerden Pr. Eng., ECSA, FSAIMM, AMMSA Director of Minxcon Mining Consultants, Frederik J. de Bruin, Pr. Sci. Nat.,Deswik Mining Consultants, Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat., and the technical report entitled “Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Burnstone Gold Mine, Mpumalanga Province of the Republic of South Africa” dated February 8, 2011 and filed on SEDAR on February 8, 2011;

          Messrs Oelofse and Bentley are employees of Great Basin Gold and Messrs Van Heerden and de Bruin are independent of the Company.

          To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

          Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

ITEM 17   ADDITIONAL INFORMATION

          Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

– 88 –	Annual Information Form and Form 40-F

          The following documents can be obtained upon request from Great Basin Gold’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company to be held in June 2011, when available.

          The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents directly from the Company.

ITEM 18 DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

          Not applicable.

ITEM 19   CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

          The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

          Under the supervision of our CEO and CFO, management conducted an evaluation of the effectiveness of our disclosure controls and procedures as at December 31, 2010. Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such legislation and that these controls and procedures also provide reasonable assurance that material information relating to us is made known to our CEO and CFO by others.

          It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

          Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

– 89–	Annual Information Form and Form 40-F

          Under the supervision of our CEO and our CFO, management conducted an evaluation of the effectiveness of our internal control over financial reporting as at December 31, 2010 based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

          During the year the Company has designed and implemented relevant internal controls in response to the Company’s transition from developer to producer with further internal controls to be implemented during 2011 in response to the Burnstone production build-up. These include new internal controls addressing revenue recognition, inventory and production costs, depletion, depreciation and development costs incurred following commencement of commercial production. The implementation of these internal controls over financial reporting will have a material impact and are reasonably likely to affect our internal control over financial reporting. The effectiveness of the company’s internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears in the 2010 form F-40 which has been filed on www.sedar.com by Great Basin Gold.

ITEM 20   AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.           AUDIT COMMITTEE FINANCIAL EXPERT

          The members of the audit committee are Messrs. Wayne Kirk, Patrick Cooke and David Elliott. The Company’s Board of Directors has determined that Patrick Cooke chairman of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex LLC Exchange. Each of the members of the audit committee is financially literate and ach of the audit committee members is “independent”, as that term is defined by Canadian Multilateral Instrument 52-110. Mr. Elliott is an accredited Chartered Accountant in Canada, Mr. Cooke is a Chartered Accountant in South Africa and Mr Kirk is a retired securities attorney. Great Basin Gold’s audit committee charter is available for download on the Company’s website at www.greatbasingold.com.

B.           CODE OF ETHICS

          The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is available on the Company’s website at www.greatbasingold.com.

– 90 –	Annual Information Form and Form 40-F

C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth information regarding amounts paid to the Company’s independent auditors for each of the Company’s last two fiscal years:

Table 29: Principal Accountant Fees.

	Year Ended December 31
	2010	2009
Audit Fees	358,176	478,330
Audit Related Fees	-	460,464
Tax Fees	9,525	48,512
All Other Fees	8,256	8,460
Total	$375,957	$ 995,766

Audit Fees

          Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

          Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for employee benefit audits, due diligence assistance, consultations on proposed transactions, internal control reviews and audit and attestation services not required under applicable law, rules and regulations.

Tax Fees

          Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

          All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

          From time to time, the Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the SEC, and whether the services requested and related fees could impair the independence of the Company’s auditors.

– 91 –	Annual Information Form and Form 40-F

ITEM 21   OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements as at December 31, 2010.

          The Company and with Credit Suisse AG (“Credit Suisse”) are parties to a $69 million (US$70 million) Term Loan Financing Facility Agreement dated February 23, 2011 (the “2011 Facility”). In connection with the 2011 Facility, on March 15, 2011, the Company executed a zero-cost-collar hedge program, consisting of a total of 117,500 ounces of gold spread over a 4 year term commencing in January 2012. The call option was fixed at US$1,930 per ounce with the put option at US$1,050 per ounce. As long as gold trades within these prices there will be no cash cost to the hedge.

ITEM 22    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at December 31, 2010:

Table 30: Contractual Obligations.

	Total (million)	Less than one year (million)	1 to 3 years (million)	3 to 5 years (million)	More than 5 years (million)
Senior secured notes(1)(2)	55.4	55.4	Nil	Nil	Nil
Finance lease liability(1)(3)	8.2	7.8	0.4	Nil	Nil
Operating lease obligations	0.4	0.2	0.2	Nil	Nil
Asset retirement obligations(4)	7.5	Nil	Nil	Nil	7.5
Convertible debentures(5)	166.5	10.1	20.2	136.2	Nil
Term loan facilities(1)(6)	80	10.4	55.5	14.1	Nil
Other(7)	2.7	0.2	1.9	0.2	0.4
Total	$320.7	$84.1	$78.2	$150.5	$7.9

Notes:	1.	Amounts include scheduled interest payments.

2.

A total of 41,575 senior secured notes, each in the principal amount of US$1,000, remained outstanding on December 31, 2010. These notes were subject to interest at 14% per annum and were to mature at 120% of principal on December 12, 2011. The notes were guaranteed on a joint and several basis by the Company’s Nevada subsidiaries and secured by their assets. On March 15, 2011, approximately US$52 million of the proceeds from the 2011 Facility provided by Credit Suisse were applied to fully pay and settle these notes.

3.

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $9 million at December 31, 2010.

4.	The asset retirement obligations are not adjusted for inflation and are not discounted.

5.

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

6.	2010 Facility

In May 2010, the Company closed a $50 million (US$47 million) term loan facility agreement (the “2010 Facility”) with Credit Suisse, and subsequently increased the 2010 Facility by $25.7 million (US$25 million) in August 2010. The 2010 Facility has a maximum term of 4 years from date of draw down and will be repaid in 13 quarterly consecutive instalments, commencing on May 26, 2011, 12 months after initial draw down. The 2010 Facility bears interest at a margin of 4% over the USD LIBOR rate. The Company applied the interest rate in effect on December 31, 2010 in determining the value of future payments. The Company has the option to retire the loan 12 months after draw down at no additional cost. The Burnstone project and certain subsidiary guarantees serve as security for the 2010 Facility.

– 92 –	Annual Information Form and Form 40-F

2011 Facility

The Company closed the $69 million (US$70 million) 2011 Facility with Credit Suisse on March 15, 2011. The 2011 Facility was increased from its original principal amount of $59 million (US$60 million) to $69 million (US$70 million) to maximize leverage from what the Company’s management considers to be a low-cost facility. The 2011 Facility has been fully drawn down and has a term of 4 years, is repayable in quarterly instalments commencing September 2011, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. It is secured by the Company’s Nevada assets. The related zero cost collar hedging program was to originally consist of a total of approximately 105,000 ounces of gold spread over a 4 year term, but has been expanded to cover a total of approximately 117,000 ounces of gold in light of the increase in the principal amount of the 2011 Facility.

7.	Other obligations include nominal exploration and environmental obligations.